UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

The following information is being furnished on Form 6-K in order to update certain disclosures in the annual report on Form 20-F for the year ended December 31, 2015 of Arcos Dorados Holdings Inc. (the “Company”). These disclosures will also be contained in and further updated, if applicable, in the Company’s annual report on Form 20-F for the year ended December 31, 2016.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into (i) the Company’s registration statements on Form F-3ASR (Registration Number: 333-187531) and Form S-8 (Registration Number: 333-173496) and (ii) the Company’s Offer to Purchase dated as of March 16, 2017 in connection with the Company’s tender offer for up to $80 million aggregate principal amount of its 6.625% senior notes due 2023, in each case, to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

table of contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION		1
FORWARD-LOOING STATEMENTS		3
ITEM 1. KEY INFORMATION		5
A.	Business Overview	5
B.	Selected Financial Data	6
C.	Capitalization And Indebtedness	17
D.	Reasons For The Offer And Use Of Proceeds	17
E.	Risk Factors	17
F.	Capital Expenditures and Divestitures	34
ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		35
A.	Operating Results	35
B.	Liquidity and Capital Resources	63
C.	Research and Development, Patents and Licenses, etc.	70
D.	Trend Information	70
E.	Off-Balance Sheet Arrangements	71
F.	Tabular Disclosure of Contractual Obligations	71
G.	Safe Harbor	71
ITEM 3. LEGAL PROCEEDINGS		72
ITEM 4. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		76

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to the U.S. dollar. All references to “Argentine pesos” or “ARS$” are to the Argentine peso. All references to “Brazilian reais” or “R$” are to the Brazilian real. All references to “Mexican pesos” or “Ps.” are to the Mexican peso. All references to “Venezuelan bolívares” or “Bs.” are to the Venezuelan bolívar, the legal currency of Venezuela. See “Item 1. Key Information—B. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine, Brazilian and Mexican currencies since January 1, 2012.

Definitions

In this report on Form 6-K, unless the context otherwise requires, all references to “Arcos Dorados,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Arcos Dorados Holdings Inc., together with its subsidiaries. All references to “systemwide” refer only to the system of McDonald’s-branded restaurants operated by us or our franchisees in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to as the “Territories,” and do not refer to the system of McDonald’s-branded restaurants operated by McDonald’s Corporation, its affiliates or its franchisees (other than us).

We own our McDonald’s franchise rights pursuant to a Master Franchise Agreement for all of the Territories, except Brazil, which we refer to as the MFA, and a separate, but substantially identical, Master Franchise Agreement for Brazil, which we refer to as the Brazilian MFA. We refer to the MFA and the Brazilian MFA, as amended or otherwise modified to date, collectively as the MFAs. We commenced operations on August 3, 2007, as a result of our purchase of McDonald’s operations and real estate in the Territories (except for Trinidad and Tobago), which we refer to collectively as the “McDonald’s LatAm” business, and the acquisition of McDonald’s franchise rights pursuant to the MFAs, which together with the purchase of the McDonald’s LatAm business, we refer to as the “Acquisition.”

Financial Statements

We maintain our books and records in U.S. dollars and prepare our financial statements in accordance with accounting principles and standards generally accepted in the United States, or “U.S. GAAP.”

References to “our consolidated financial statements” in this report on Form 6-K are to our consolidated financial statements at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 furnished to the Securities and Exchange Commission (the “SEC”) in our report on Form 6-K dated March 15, 2017. Our consolidated financial statements have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, as stated in their report included in our report on Form 6-K dated March 15, 2017.

We were incorporated on December 9, 2010 as a direct, wholly owned subsidiary of Arcos Dorados Limited, the prior holding company for the Arcos Dorados business. On December 13, 2010, Arcos Dorados Limited effected a downstream merger into and with us, with us as the surviving entity. The merger was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest and the consolidated financial statements reflect the historical consolidated operations of Arcos Dorados Limited as if the reorganization structure had existed since Arcos Dorados Limited was incorporated in July 2006.

Our fiscal year ends December 31. References in this report on Form 6-K to a fiscal year, such as “fiscal year 2016,” relate to our fiscal year ended on December 31 of that calendar year.

Operating Data

In January 2013, we made certain organizational changes in the structure of our geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela, which were part of the South Latin America division, or “SLAD,” became part of the Caribbean division with headquarters located in Colombia. Therefore, from the beginning of 2013, SLAD is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, and the Caribbean division is comprised of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela. Our other geographical divisions are Brazil and the North Latin America division, or “NOLAD,” consisting of Costa Rica, Mexico and Panama. In accordance with ASC 280, Segment Reporting, we began reporting the results of the revised structure of our geographical divisions on our segment financial reporting in the first quarter of fiscal year 2013. In accordance with ASC 280, Segment Reporting, we have restated our comparative segment information as of and for the year ended December 31, 2012 based on the structure prevailing since January 1, 2013.

As of January 1, 2016, senior management made changes in the allocation of certain expenses across operating segments. We made corresponding changes in the allocation of these expenses in order to align our segment financial reporting with the new allocation used by senior management as of that date. In accordance with ASC 280, Segment Reporting, we have restated our comparative segment information as of and for the years ended December 31, 2015 and 2014 based on the new allocation of expenses prevailing since January 1, 2016.

We operate McDonald’s-branded restaurants under two different operating formats: those directly operated by us, or “Company-operated” restaurants, and those operated by franchisees, or “franchised” restaurants. All references to “restaurants” are to our freestanding, food court, in-store and mall store restaurants and do not refer to our McCafé locations or Dessert Centers. Systemwide data represents measures for both our Company-operated restaurants and our franchised restaurants.

We are the majority stakeholder in three joint ventures with third parties that collectively own 18 restaurants. We consider these restaurants to be Company-operated restaurants. We also have granted developmental licenses to 11 restaurants. Developmental licensees own or lease the land and buildings on which their restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. We consider these restaurants to be franchised restaurants.

Market Share and Other Information

Market data and certain industry forecast data used in this report on Form 6-K were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the SEC website) and industry publications, including Millward Brown Optimor, the United Nations Economic Commission for Latin America and the Caribbean and the CIA World Factbook. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this report on Form 6-K, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this report on Form 6-K.

Basis of Consolidation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Rounding

We have made rounding adjustments to some of the figures included in this report on Form 6-K. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Many of the forward-looking statements contained in this report on Form 6-K can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this report on Form 6-K and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified in “Item 1. Key Information—E. Risk Factors” in this report on Form 6-K. These risks and uncertainties include factors relating to:

•	general economic, political, demographic and business conditions in Latin America and the Caribbean;

•	fluctuations in inflation and exchange rates in Latin America and the Caribbean;

•	our ability to implement our growth strategy;

•	the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;

•	our ability to compete and conduct our business in the future;

•	changes in consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, french fries or other foods or the effects of health pandemics and food-borne illnesses such as “mad cow” disease and avian influenza or “bird flu,” and changes in spending patterns and demographic trends, such as the extent to which consumers eat meals away from home;

•	the availability, location and lease terms for restaurant development;

•	our intention to focus on our restaurant reimaging plan;

•	our franchisees, including their business and financial viability and the timely payment of our franchisees’ obligations due to us and to McDonald’s;

•	our ability to comply with the requirements of the MFAs, including McDonald’s standards;

•	our decision to own and operate restaurants or to operate under franchise agreements;

•	the availability of qualified restaurant personnel for us and for our franchisees, and the ability to retain such personnel;

•	changes in commodity costs, labor, supply, fuel, utilities, distribution and other operating costs;

•	changes in labor laws;

•	our ability, if necessary, to secure alternative distribution of supplies of food, equipment and other products to our restaurants at competitive rates and in adequate amounts, and the potential financial impact of any interruptions in such distribution;

•	changes in government regulation;

•	material changes in tax legislation;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 1. Key Information—E. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

ITEM 1. KEY INFORMATION

A.	Overview of the Company

We are the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 4.5% of McDonald’s global sales in 2016. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to collectively as the Territories. As of December 31, 2016, we operated or franchised 2,156 McDonald’s-branded restaurants, which represented 6.9% of McDonald’s total franchised restaurants worldwide. In 2016 and 2015, we accrued $142.8 million and $149.1 million, respectively, in royalties to McDonald’s (not including royalties accrued on behalf of our franchisees).

We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.

We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2016, of our 2,156 McDonald’s-branded restaurants in the Territories, 1,553 (or 72.0%) were Company-operated restaurants and 603 (or 28.0%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants. Revenues from franchised restaurants primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 496 of our restaurants (totaling approximately 1.1 million square meters) and the buildings for all but 11 of our restaurants.

Our business has grown significantly since the Acquisition: we have increased our presence in existing and new markets in the Territories by opening a net total of 588 restaurants (744 total restaurants opened, including 510 Company-operated and 234 franchised, while 156 closed), 172 McCafé locations and 1,658 Dessert Centers.

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela; NOLAD, consisting of Costa Rica, Mexico and Panama; and SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay.

As of December 31, 2016, 41.8% of our restaurants were located in Brazil, 17.8% in SLAD, 24.0% in NOLAD and 16.4% in the Caribbean division. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

See “Item 2. Operating and Financial Review and Prospects—A. Operating Results—Segment Presentation” for a description of changes we have made in the structure of our geographical divisions effective January 1, 2013.

The following table presents a breakdown of total revenues by division:

	As of and for the Years Ended December 31,
	2016	2015	2014	2013	2012	(1)
	(in thousands of U.S. dollars)
Total Revenues
Brazil	$1,333,237	$1,361,989	$1,816,046	$1,842,324	$1,797,556
Caribbean division(2)	409,671	398,144	594,220	830,447	754,730
NOLAD	363,965	367,364	385,114	407,772	384,041
SLAD	821,757	925,243	855,685	952,767	861,067
Total	2,928,630	3,052,740	3,651,065	4,033,310	3,797,394

(1)	Segment information as of and for the year ended December 31, 2012 has been restated based on the segment structure prevailing as of and from January 1, 2013. See “Presentation of Financial and Other Information—Operating Data.”

(2)	Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements in 2016 and 2015 as compared to 2014, 2013 and 2012. See “Item 2. Operating and Financial Review and Prospects—A. Operating Results—Foreign Currency Translation—Venezuela.”

B.	Selected Financial Data

The selected balance sheet data as of December 31, 2016 and 2015 and the income statement data for the years ended December 31, 2016, 2015 and 2014 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included elsewhere in this report on Form 6-K, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global. The selected balance sheet data as of December 31, 2014, 2013 and 2012 and the income statement data for the years ended December 31, 2013 and 2012 of Arcos Dorados Holdings Inc. are derived from consolidated financial statements audited by Pistrelli, Henry Martin y Asociados S.R.L., which are not included herein.

In January 2013, we made certain organizational changes in the structure of our geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela, which were part of SLAD, became part of the Caribbean division with headquarters located in Colombia. Therefore, from the beginning of 2013, SLAD is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, and the Caribbean division is comprised of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela. Our other geographical divisions are Brazil and NOLAD, consisting of Costa Rica, Mexico and Panama. In accordance with ASC 280 Segment Reporting, we began reporting the results of the revised structure of our geographical divisions on our segment financial reporting in the first quarter of fiscal year 2013. In accordance with ASC 280, Segment Reporting, we have restated our comparative segment information as of and for the year ended December 31, 2012 based on the structure prevailing since January 1, 2013.

As of January 1, 2016, senior management made changes in the allocation of certain expenses across operating segments. We made corresponding changes in the allocation of these expenses in order to align our segment financial reporting with the new allocation used by senior management as of that date. In accordance with ASC 280, Segment Reporting, we have restated our comparative segment information as of and for the years ended December 31, 2015 and 2014 based on the new allocation of expenses prevailing since January 1, 2016.

We were incorporated on December 9, 2010 as a direct, wholly owned subsidiary of Arcos Dorados Limited, the prior holding company for the Arcos Dorados business. On December 13, 2010, Arcos Dorados Limited effected a downstream merger into and with us, with us as the surviving entity. The merger was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest and the consolidated financial statements reflect the historical consolidated operations of Arcos Dorados Limited as if the reorganization structure had existed since Arcos Dorados Limited was incorporated in July 2006. We did not commence operations until the Acquisition on August 3, 2007.

We maintain our books and records in U.S. dollars and prepare our consolidated financial statements in accordance with U.S. GAAP. This financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this report on Form 6-K.

	For the Years Ended December 31,
	2016	2015 (1)	2014 (1)	2013 (1)	2012 (1)
	(in thousands of U.S. dollars, except for per share data)
Income Statement Data:
Sales by Company-operated restaurants	$2,803,334	$2,930,379	$3,504,302	$3,859,883	$3,634,371
Revenues from franchised restaurants	125,296	122,361	146,763	173,427	163,023
Total revenues	2,928,630	3,052,740	3,651,065	4,033,310	3,797,394
Company-operated restaurant expenses:
Food and paper	(1,012,976)	(1,037,487)	(1,243,907)	(1,350,515)	(1,269,146)
Payroll and employee benefits	(607,082)	(660,773)	(791,677)	(814,112)	(753,120)
Occupancy and other operating	(752,428)	(793,622)	(939,481)	(1,055,188)	(984,004)
Royalty fees	(142,777)	(149,089)	(173,663)	(188,885)	(180,547)
Franchised restaurants—occupancy	(55,098)	(54,242)	(63,939)	(63,273)	(56,057)
General and administrative expenses	(221,075)	(270,680)	(272,065)	(317,745)	(314,619)
Other operating income (expenses), net	41,386	6,560	(95,476)	(15,070)	(3,261)
Total operating costs and expenses	(2,750,050)	(2,959,333)	(3,580,208)	(3,804,788)	(3,560,754)
Operating income	178,580	93,407	70,857	228,522	236,640
Net interest expense	(66,880)	(64,407)	(72,750)	(88,156)	(54,247)
Loss from derivative instruments	(3,065)	(2,894)	(685)	(4,141)	(891)
Foreign currency exchange results	32,354	(54,032)	(74,117)	(38,783)	(18,420)
Other non-operating (expenses) income	(2,360)	(627)	146	(848)	(2,119)
Income (loss) before income taxes	138,629	(28,553)	(76,549)	96,594	160,963
Income tax expense	(59,641)	(22,816)	(32,479)	(42,722)	(46,375)
Net income (loss)	78,988	(51,369)	(109,028)	53,872	114,588
Less: Net income attributable to non-controlling interests	(178)	(264)	(305)	(18)	(256)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	78,810	(51,633)	(109,333)	53,854	114,332
Earnings (Loss) per share:
Basic net income (loss) per common share attributable to Arcos Dorados	$0.37	$(0.25)	$(0.52)	$0.26	$0.55
Diluted net income (loss) per common share attributable to Arcos Dorados	$0.37	$(0.25)	$(0.52)	$0.26	$0.55

	As of December 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data(2):
Cash and cash equivalent	$194,803	$112,519	$139,030	$175,648	$184,851
Total current assets	445,190	378,996	447,196	666,451	601,498
Property and equipment, net	847,966	833,357	1,092,994	1,244,311	1,176,350
Total non-current assets	1,059,863	1,024,206	1,347,584	1,513,808	1,447,665
Total assets	1,505,053	1,403,202	1,794,780	2,180,259	2,049,163
Accounts payable	217,914	187,685	220,337	311,060	244,365
Short-term debt and current portion of long-term debt	28,099	163,740	38,684	12,276	2,202
Total current liabilities	548,308	577,314	542,066	659,156	578,274
Long-term debt, excluding current portion	551,580	491,327	761,080	771,171	649,968
Total non-current liabilities	605,169	538,998	795,127	825,804	724,579
Total liabilities	1,153,477	1,116,312	1,337,193	1,484,960	1,302,853
Total common stock	506,884	504,772	498,616	491,735	484,569
Total equity	351,576	286,890	457,587	695,299	746,310
Total liabilities and equity	1,505,053	1,403,202	1,794,780	2,180,259	2,049,163
Shares outstanding	210,711,224	210,538,896	210,216,043	209,867,426	209,529,412

	For the Years Ended December 31,
	2016	2015	2014	2013	2012(3)
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$1,333,237	$1,361,989	$1,816,046	$1,842,324	$1,797,556
Caribbean division(4)	409,671	398,144	594,220	830,447	754,730
NOLAD	363,965	367,364	385,114	407,772	384,041
SLAD	821,757	925,243	855,685	952,767	861,067
Total	2,928,630	3,052,740	3,651,065	4,033,310	3,797,394
Operating Income(5)
Brazil	$122,636	$116,820	$155,799	$188,445	$193,339
Caribbean division(4)	(12,392)	(40,102)	(91,859)	37,837	40,692
NOLAD	45,145	8,710	(9,150)	(5,314)	(5,557)
SLAD	66,359	78,022	62,768	84,324	74,824
Corporate and others and purchase price allocation	(43,168)	(70,043)	(46,701)	(76,770)	(66,658)
Total	178,580	93,407	70,857	228,522	236,640
Operating Margin(5)(6)
Brazil	9.2%	8.6%	8.6%	10.2%	10.8%
Caribbean division(4)	(3.0)	(10.1)	(15.5)	4.6	5.4
NOLAD	12.4	2.4	(2.4)	(1.3)	(1.4)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012(3)
	(in thousands of U.S. dollars, except percentages)
SLAD	8.1	8.4	7.3	8.9	8.7
Total	6.1	3.1	1.9	5.7	6.2
Adjusted EBITDA(5)(7)
Brazil	$168,076	$174,102	$220,711	$245,957	$240,954
Caribbean division(4)	18,049	2,059	(11,284)	67,180	69,109
NOLAD	36,288	31,424	25,035	27,397	26,738
SLAD	76,327	100,718	82,859	105,495	93,756
Corporate and others	(60,295)	(78,132)	(65,647)	(101,562)	(89,996)
Total	238,445	230,171	251,674	344,467	340,561
Adjusted EBITDA Margin(5)(8)
Brazil	12.6%	12.8%	12.2%	13.4%	13.4%
Caribbean division(4)	4.4	0.5	(1.9)	8.1	9.2
NOLAD	10.0	8.6	6.5	6.7	7.0
SLAD	9.3	10.9	9.7	11.1	10.9
Total	8.1	7.5	6.9	8.5	9.0
Other Financial Data:
Working capital(9)	$(103,118)	$(198,318)	$(94,870)	$7,295	$23,224
Capital expenditures(10)	92,282	92,055	170,638	313,786	300,482
Dividends declared per common share	—	—	0.24	0.24	0.24

	As of December 31,
	2016	2015	2014	2013	2012
Number of systemwide restaurants	2,156	2,141	2,121	2,062	1,948
Brazil	902	883	866	812	731
Caribbean division	353	356	359	365	353
NOLAD	517	518	513	507	503
SLAD	384	384	383	378	361
Number of Company-operated restaurants	1,553	1,588	1,577	1,538	1,453
Brazil	584	615	614	583	533
Caribbean division	266	267	270	270	259
NOLAD	365	364	352	344	335
SLAD	338	342	341	341	326
Number of franchised restaurants	603	553	544	524	495
Brazil	318	268	252	229	198
Caribbean division	87	89	89	95	94
NOLAD	152	154	161	163	168
SLAD	46	42	42	37	35

(1)	Due to certain changes in accounting for expenses in 2016, certain reclassifications have been made from “Occupancy and other operating expenses” to “Payroll and employee benefits” in the Income Statement Data for the fiscal years ended December 31, 2015 and 2014 in order to ensure comparability with our results for the fiscal year ended December 31, 2016. Income Statement Data for the fiscal years ended December 31, 2013 and 2012 has not been restated and is therefore not comparable to 2016, 2015 and 2014. See Note 2 to our consolidated financial statements for additional information.

(2)	Due to changes in accounting standards, certain reclassifications have been made from “Non-current assets” to “Short-term debt and current portion of long-term debt” and to “Long-term debt, excluding current portion” in the Balance Sheet Data as of December 31, 2015. Balance Sheet Data as of December 31, 2014, 2013 and 2012 has not been restated and is therefore not comparable to the Balance Sheet Data as of December 31, 2016 and 2015. See Note 2 to our consolidated financial statements for additional information.

(3)	Segment information as of and for the year ended December 31, 2012 is presented based on the segment structure prevailing as of and from January 1, 2013. See “Presentation of Financial and Other Information—Operating Data.”

(4)	Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements in 2016 and 2015 as compared to 2014, 2013 and 2012. See “Item 2. Operating and Financial Review and Prospects—A. Operating Results—Foreign Currency Translation—Venezuela.”

(5)	Segment information for the years ended December 31, 2016, 2015 and 2014 is presented based on the allocation of expenses prevailing as of January 1, 2016. See “Presentation of Financial and Other Information—Operating Data.” Segment information for the years ended December 31, 2013 and 2012 has not been restated and is therefore not comparable to the segment information for the years ended December 31, 2016, 2015 and 2014.

(6)	Operating margin is operating income divided by total revenues, expressed as a percentage.

(7)	Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA, see “Item 2. Operating and Financial Review and Prospects—A. Operating Results—Key Business Measures”

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

	For the Years Ended December 31,
Consolidated Adjusted EBITDA Reconciliation	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$78,810	$(51,633)	$(109,333)	$53,854	$114,332
Plus (Less):
Net interest expense	66,880	64,407	72,750	88,156	54,247
Loss from derivative instruments	3,065	2,894	685	4,141	891
Foreign currency exchange results	(32,354)	54,032	74,117	38,783	18,420
Other non-operating expenses (income), net	2,360	627	(146)	848	2,119
Income tax expense	59,641	22,816	32,479	42,722	46,375
Net income attributable to non-controlling interests	178	264	305	18	256
Operating income	178,580	93,407	70,857	228,522	236,640
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	92,969	110,715	116,811	114,860	92,328
Gains from sale or insurance recovery of property and equipment	(57,244)	(12,308)	(3,379)	(10,326)	(3,328)
Write-offs and related contingencies of property and equipment	5,776	6,038	7,111	6,489	4,259
Impairment of long-lived assets	7,697	12,343	50,886	2,958	1,982
Impairment of goodwill	5,045	679	2,029	—	683
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	—	210	2,503	1,964	7,997
Reorganization and optimization plan	5,341	18,346	4,707	—	—
2008 Long-Term Incentive Plan incremental compensation from modification	281	741	149	—	—
Adjusted EBITDA	238,445	230,171	251,674	344,467	340,561

(8)	Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

(9)	Working capital equals current assets minus current liabilities.

(10)	Includes property and equipment expenditures and purchase of restaurant businesses paid at the acquisition date.

Exchange Rates and Exchange Controls

In 2016, 73.9% of our total revenues were derived from our restaurants in Argentina, Brazil, Mexico and Puerto Rico. While we maintain our books and records in U.S. dollars, our revenues are conducted in the local currency of the territories in which we operate, and as such may be affected by changes in the local exchange rate to the U.S. dollar. The exchange rates discussed in this section have been obtained from each country’s central bank. However, in most cases, for consolidation purposes, we use a foreign currency to U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the aforementioned central banks.

Argentina

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations and the introduction of numerous changes in economic policies, including currency controls that tightened restrictions on capital flows, exchange controls, an official U.S. dollar exchange and transfer restrictions that substantially limited the ability of companies to retain foreign currency or make payments abroad. In addition, since 2007, Argentina has faced significant inflationary pressures and experienced several economic recessions, from which the Argentine economy has yet not fully recovered.

Since President Mauricio Macri assumed office on December 10, 2015, the Macri administration has adopted several significant economic and policy reforms. For instance, the Macri administration eased currency controls in place since 2001 and reached agreements with a large majority of holdout creditors (in terms of claims) in connection with its 2001-2002 default on foreign indebtedness, which allowed Argentina to regain access to international financial markets.

In addition, on January 8, 2016, President Macri declared a state of administrative emergency on the national statistics system in response to the divergence between official and private inflation statistics that began in 2007 and resulted in censure by the International Monetary Fund (the “IMF”) in 2013. The declaration temporarily suspended publication of statistical data by the INDEC, the national institute for statistics. Since then, the Macri administration’s appointee to the INDEC implemented a series of methodological reforms, which have reduced the divergence between official and private inflation statistics and led the IMF to lift its censure on November 10, 2016.

While exchange control restrictions have been eased, exchange control restrictions impacted our ability to transfer funds abroad and prevented or delayed payments that our Argentine subsidiaries were required to make outside Argentina in the past.

The Argentine peso depreciated 14.3% against the U.S. Dollar in 2012, 32.4% in 2013, 30.7% in 2014, 51.7% in 2015 and 21.9% in 2016.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Argentine pesos per U.S. dollar. The average rate is calculated by using the average of the Central Bank of Argentina’s reported exchange rates on each day during a monthly period and on the last day of each month during an annual or interim period. As of March 21, 2017, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Argentina was ARS$15.635 per U.S. dollar.

	Period- End	Average for Period	Low	High
	(Argentine pesos per U.S. dollar)
	ARS$	ARS$	ARS$	ARS$
Year Ended December 31:
2012	4.917	4.224	4.305	4.917
2013	6.518	5.543	4.923	6.518
2014	8.552	8.231	6.543	8.556
2015	13.005	9.442	8.554	13.763
2016	15.850	14.945	13.069	16.039
Month Ended:
September 30, 2016	15.263	15.101	14.884	15.402
October 31, 2016	15.175	15.181	15.115	15.225
November 30, 2016	15.844	15.340	15.018	15.844
December 31, 2016	15.850	15.830	15.523	16.039
January 31, 2017	15.912	15.907	15.808	16.053
February 28, 2017	15.455	15.598	15.368	15.835
March 31, 2017 (through March 21, 2017	15.635	15.528	15.338	15.669

Note: For consolidation purposes, we use an Argentine peso / U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the Central Bank of Argentina.

Exchange Controls

In June 2005, the Argentine government issued Decree 616/2005, which established additional restrictions over all capital flows that could result in future payment obligations of foreign currency by residents to non-residents. Pursuant to the decree, all private sector indebtedness of physical persons or corporations in Argentina were required to be agreed upon and repaid not prior to 365 days from the date of entry of the funds into Argentina, regardless of the form of repayment. The decree outlined several types of transactions that were exempted from its requirements, including foreign trade financings and primary offerings of debt securities issued pursuant to a public offering and listed on an authorized market.

In addition, the decree stipulated that all capital inflows within the private sector to the local exchange market due to foreign indebtedness of physical persons or corporations within Argentina (excluding foreign trade financings and primary offerings of debt securities issued pursuant to a public offering and listed on an authorized market), as well as all capital inflows of non-residents received by the local exchange market destined for local money holdings, all kinds of financial assets or liabilities of the financial and non-financial private sector (excluding foreign direct investment and primary offerings of debt securities issued pursuant to a public offering and listed on an authorized market) and investments in securities issued by the public sector that are acquired in secondary markets, had to meet certain requirements described in section 4 of the decree, including the following:

•	the funds could only be transferred outside the local exchange market after a 365-day period from the date of entry of the funds into Argentina (the “Minimum Stay Period”) of 365 calendar days;

•	any amounts resulting from the exchange of the funds had to be credited to an account within the Argentine banking system;

•	a non-transferable, non-interest-bearing deposit had to be maintained for a term of 365 calendar days, in an amount equal to 30% of any inflow of funds to the Argentine foreign exchange market (the “Deposit”); and

•	the Deposit had to be in U.S. dollars, in any of the financial entities of Argentina, and could not be used as collateral or guaranty for any credit transaction. Any breach of the provisions of Argentine foreign exchange regulations is subject to criminal penalties.

The requirements of Decree No. 616/2005 were subsequently eased by the Macri administration as detailed below.

On December 18, 2015, through Resolution No. 3/2015, the Ministry of Treasury and Public Finance amended Executive Decree No. 616/2005, stating that for new inflows of funds into Argentina through the Argentine foreign exchange market, (i) the Minimum Stay Period was reduced from 365 calendar days to 120 calendar days from the date of entry of the funds into Argentina and (ii) the rate of the Deposit was reduced to 0% of the funds, effectively eliminating it as a requirement. Subsequently, on January 5, 2017, the Ministry of Treasury published Resolution No. 1-E/2017, which further reduced the Minimum Stay Period from 120 to 0 days, effectively eliminating it as a requirement.

On August 8, 2016, the Central Bank of Argentina also introduced material changes to the foreign exchange regime by means of Communication “A” 6037 (“Communication 6037”) that significantly eased foreign exchange controls. The current foreign exchange regime is detailed below.

Inflow and settlement through the local foreign exchange market. The proceeds from foreign financial indebtedness incurred by institutions in the private non-financial sector and the financial sector and by Argentine local governments are not required to be transferred and settled through the local foreign exchange market, which would otherwise require conversion into Argentine pesos.

Whether funds are settled through the local foreign exchange market or not, resident debtors with foreign debt from the private non-financial sector and the financial sector are required to register such debt in the “Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-Financial Sector” pursuant to Central Bank of Argentina’s Communication “A” 3602, as amended, supplemented and restated (“Communication 3602”).

Payment of Services and Profits (Interest, Earnings and Dividends). Local residents are entitled to access the local foreign exchange market to transfer outside of Argentina amounts for payment of any services, interests, earnings, dividends and the acquisition of non-financial, non-produced assets (activos no financieros no producidos).

Access to the local foreign exchange market for any of these purposes requires the presentation of documentation evidencing compliance with the reporting regimes established by Communication 3602 and, in the case of direct investments (such as an ownership interest of at least 10% of a local company’s capital stock or voting rights), the requirements of Communication “A” 4237 (as amended, supplemented and restated) shall also apply.

Payment of Principal on Foreign Financial Debts. In the case of access to the local foreign exchange market for payment of principal on foreign financial indebtedness, including cancellation of financial standby arrangements granted by Argentine banking entities, applicable regulations require a sworn affidavit by the debtor confirming the filing, if applicable, in the “Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-Financial Sector” pursuant to Communication 3602.

Foreclosure of Local Guarantees. Only an Argentine financial entity that provides a guarantee for an Argentine import operation shall have access to the local foreign exchange market in order to make payments under such guarantee. Consequently, an Argentine resident that is not a financial entity and that is a guarantor of any cross-border financing shall not have access to the local foreign exchange market in order to make payments or transfer funds abroad pursuant to the guarantee.

However, as of the date hereof, subject to the satisfaction of certain conditions, resident individuals, legal entities from the private sector organized in Argentina and not authorized to deal in foreign exchange, certain trusts and other estates domiciled in Argentina, as well as Argentine local governments will be allowed access to the local foreign exchange market without the prior authorization of the Central Bank of Argentina to purchase foreign currency without specific allocation (atesoramiento). Previously, acquisitions of foreign currency for a non-specific purpose were subject to monthly caps. The Central Bank of Argentina eliminated these caps on August 9, 2016 through Communication 6037.

In addition, non-residents have access to the local foreign exchange market to transfer outside of Argentina payments for services, income and current transfers payable in Argentina, pursuant to the specific legal framework that regulates the access to this market by non-residents.

Notwithstanding the measures recently adopted by the Macri administration, the Central Bank of Argentina and the federal government in the future may impose additional exchange controls that may impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.

Brazil

Brazilian Resolution 3,568 establishes that, without prejudice to the duty of identifying customers, operations of foreign currency purchase or sale up to $3,000 or its equivalent in other currencies are not required to submit documentation relating to legal transactions underlying these foreign exchange operations. According to Resolution 3,568, the Central Bank of Brazil may define simplified forms to record operations of foreign currency purchases and sales of up to $3,000 or its equivalent in other currencies.

The Brazilian Monetary Council may issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through so-called non-resident accounts.

Brazilian law also imposes a tax on foreign exchange transactions, or “IOF/Exchange,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As of October 7, 2014, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although other rates may apply in particular operations, such as the below transactions which are currently not taxed:

•	inflow related to transactions carried out in the Brazilian financial and capital markets, including investments in our common shares by investors which register their investment under Resolution No. 4,373;

•	outflow related to the return of the investment mentioned under the first bulleted item above; and

•	outflow related to the payment of dividends and interest on shareholders’ equity in connection with the investment mentioned under the first bulleted item above.

Notwithstanding these rates of the IOF/Exchange, in force as of the date hereof, the Minister of Finance is legally entitled to increase the rate of the IOF/Exchange to a maximum of 25% of the amount of the currency exchange transaction, but only on a prospective basis.

Although the Central Bank of Brazil has intervened occasionally to control movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of capital movements or other factors, and, therefore, the Brazilian real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

Brazilian law further provides that whenever there is a significant imbalance in Brazil’s balance of payments or reasons to foresee such a significant imbalance, the Brazilian government may, and has done so in the past, impose temporary restrictions on the remittance of funds to foreign investors of the proceeds of their investments in Brazil. The likelihood that the Brazilian government would impose such restricting measures may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole and other factors. We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on cross-border remittances in respect of securities issued in the international capital markets.

The Brazilian real depreciated 9.6% against the U.S. dollar in 2012, 15.5% in 2013, 11.3% in 2014 and 47.0% in 2015 and appreciated 19.4% in 2016.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar as reported by the Central Bank of Brazil. As of March 21, 2017, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Brazil was R$3.077 per U.S. dollar.

	Period- End	Average for Period	Low	High
	(Brazilian reais per U.S. dollar)
	R$	R$	R$	R$
Year Ended December 31:
2012	2.112	1.955	1.702	2.112
2013	2.343	2.158	1.953	2.446
2014	2.656	2.356	2.197	2.740
2015	3.905	3.388	2.569	4.195
2016	3.259	3.450	3.119	4.156
Month Ended:
September 30, 2016	3.246	3.256	3.193	3.333
October 31, 2016	3.181	3.187	3.119	3.236
November 30, 2016	3.397	3.342	3.202	3.445
December 31, 2016	3.259	3.352	3.259	3.465
January 31, 2017	3.127	3.197	3.127	3.273
February 28, 2017	3.099	3.104	3.051	3.148
March 31, 2017 (through March 21, 2017)	3.077	3.128	3.077	3.174

Note: For consolidation purposes, we use a Brazilian reais / U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the Central Bank of Brazil.

Mexico

For the last few years, the Mexican government has maintained a policy of non-intervention in the foreign exchange markets, other than conducting periodic auctions for the purchase of U.S. dollars, and has not had in effect any exchange controls (although these controls have existed and have been in effect in the past). We cannot assure you that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not further depreciate or appreciate significantly in the future.

The Mexican peso depreciated 19.8% against the U.S. dollar in 2016.

The following table sets forth, for the periods indicated, the high, low, average and period-end free-market exchange rate for the purchase of U.S. dollars, expressed in nominal Mexican pesos per U.S. dollar, as reported by the Central Bank of Mexico in the Federal Official Gazette. All amounts are stated in Mexican pesos per U.S. dollar. The annual and interim average rates reflect the average of month-end rates, and monthly average rates reflect the average of daily rates. As of March 21, 2017, the free-market exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Mexico in the Federal Official Gazette as the rate of payment of obligations denominated in non-Mexican currency payable in Mexico was Ps.19.173 per U.S. dollar.

	Period End	Average for Period	Low	High
	(Mexican pesos per U.S. dollar)
	Ps.	Ps.	Ps.	Ps.
Year Ended December 31:
2012	13.010	13.167	12.630	14.395
2013	13.077	12.821	11.981	13.439
2014	14.718	13.358	12.846	14.785
2015	17.207	15.967	14.556	17.378
2016	20.664	18.789	17.177	21.051
Month Ended:
September 30, 2016	19.500	19.092	18.352	19.839
October 31, 2016	18.844	18.973	18.515	19.409
November 30, 2016	20.552	19.969	18.509	21.051
December 31, 2016	20.664	20.543	20.223	20.749
January 31, 2017	21.021	21.395	20.619	21.908
February 28, 2017	19.834	20.352	19.701	20.791
March 31, 2017 (through March 21, 2017)	19.173	19.630	19.173	19.996

Note: For consolidation purposes, we use a Mexican peso/U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the Central Bank of Mexico.

C.	Capitalization and Indebtedness

Not applicable.

D.	Reasons for the Offer and Use of Proceeds

Not applicable.

E.	Risk Factors

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our class A shares could decline, and you could lose all or part of your investment. This report on Form 6-K also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our company or investments in Latin America and the Caribbean described below and elsewhere in this report on Form 6-K.

Certain Factors Relating to Our Business

Our rights to operate and franchise McDonald’s-branded restaurants are dependent on the MFAs, the expiration of which would adversely affect our business, results of operations, financial condition and prospects.

Our rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore our ability to conduct our business, derive exclusively from the rights granted to us by McDonald’s in two MFAs through 2027. The initial term of the franchise for French Guiana, Guadeloupe and Martinique expires on August 2, 2017 and includes an option to extend the agreement for these territories for an additional period of 10 years through August 2, 2027. On July 20, 2016, we exercised our option to extend our rights to operate and franchise McDonald’s-branded restaurants in these three territories. As a result, our ability to continue operating in our current capacity following the extended term of the MFAs is dependent on the renewal of our contractual relationship with McDonald’s.

McDonald’s has the right, in its reasonable business judgment based on our satisfaction of certain criteria set forth in the MFAs, to grant us an option to extend the term of the MFAs with respect to all Territories for an additional period of 10 years after the expiration of the initial term of the MFAs upon such terms as McDonald’s may determine. Pursuant to the MFAs, McDonald’s will determine whether to grant us the option to renew between August 2020 and August 2024. If McDonald’s grants us the option to renew and we elect to exercise the option, then we and McDonald’s will amend the MFAs to reflect the terms of such renewal option, as appropriate. We cannot assure you that McDonald’s will grant us an option to extend the term of the MFAs or that the terms of any renewal option will be acceptable to us, will be similar to those contained in the MFAs or will not be less favorable to us than those contained in the MFAs.

If McDonald’s elects not to grant us the renewal option or we elect not to exercise the renewal option, we will have a three-year period in which to solicit offers for our business, which offers would be subject to McDonald’s approval. Upon the expiration of the MFAs, McDonald’s has the option to acquire all of our non-public shares and all of the equity interests of our wholly owned subsidiary Arcos Dourados Comercio de Alimentos Ltda., the master franchisee of McDonald’s for Brazil, at their fair market value.

In the event McDonald’s does not exercise its option to acquire LatAm, LLC and Arcos Dourados Comercio de Alimentos Ltda., the MFAs would expire and we would be required to cease operating McDonald’s-branded restaurants, identifying our business with McDonald’s and using any of McDonald’s intellectual property. Although we would retain our real estate and infrastructure, the MFAs prohibit us from engaging in certain competitive businesses, including Burger King, Subway, KFC or any other quick-service restaurant, or QSR, business, or duplicating the McDonald’s system at another restaurant or business during the two-year period following the expiration of the MFAs. As the McDonald’s brand and our relationship with McDonald’s are among our primary competitive strengths, the expiration of the MFAs for any of the reasons described above would materially and adversely affect our business, results of operations, financial condition and prospects.

Our business depends on our relationship with McDonald’s and changes in this relationship may adversely affect our business, results of operations and financial condition.

Our rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore our ability to conduct our business, derive exclusively from the rights granted to us by McDonald’s in the MFAs. As a result, our revenues are dependent on the continued existence of our contractual relationship with McDonald’s.

Pursuant to the MFAs, McDonald’s has the ability to exercise substantial influence over the conduct of our business. For example, under the MFAs, we are not permitted to operate any other QSR chains, we must comply with McDonald’s high quality standards, we must own and operate at least 50% of all McDonald’s-branded restaurants in each of the Territories, we must maintain certain guarantees in favor of McDonald’s, including a standby letter of credit (or other similar financial guarantee acceptable to McDonald’s) in an amount of $80.0 million, to secure our payment obligations under the MFAs and related credit documents, we cannot incur debt above certain financial ratios, we cannot transfer the equity interests of our subsidiaries, any significant portion of their assets or any of the real estate properties we own without McDonald’s consent, and McDonald’s has the right to approve the appointment of our chief executive officer and chief operating officer. In addition, the MFAs require us to reinvest a significant amount of money, including through reimaging our existing restaurants, opening new restaurants and advertising, which plans McDonald’s has the right to approve. Under the 2017-2019 restaurant opening and reinvestment plan, we are required to open 180 restaurants and to reinvest $292 million in existing restaurants from 2017 through 2019. We cannot assure you that we will have available the funds necessary to finance these commitments, and their satisfaction may require us to incur additional indebtedness, which could adversely affect our financial condition. Moreover, we may not be able to obtain additional indebtedness on favorable terms, or at all. Failure to comply with these commitments could constitute a material breach of the MFAs and may lead to a termination by McDonald’s of the MFAs. In addition, on January 25, 2017, McDonald’s Corporation agreed to provide growth support for the same period. We project that the impact of this support could result in an effective royalty rate of 5.3% in 2017, 5.7% in 2018 and 5.9% in 2019.

Notwithstanding the foregoing, McDonald’s has no obligation to fund our operations. In addition, McDonald’s does not guarantee any of our financial obligations, including trade payables or outstanding indebtedness, and has no obligation to do so.

If the terms of the MFAs excessively restrict our ability to operate our business or if we are unable to satisfy our restaurant opening and reinvestment commitments under the MFAs, our business, results of operations and financial condition would be materially and adversely affected.

For certain periods of 2014, 2015 and 2016, McDonald’s Corporation granted us limited waivers for our non-compliance with certain quarterly financial ratios specified in the MFA; a failure to extend such waiver or comply with our original commitments could result in a material breach of the MFA.

During certain periods of 2014, 2015 and 2016, we were not in compliance with certain quarterly financial ratios specified in the MFA. We obtained a limited waiver from McDonald’s Corporation through and including June 30, 2016. During the waiver period we were not required to maintain these quarterly financial ratios. We have been in compliance with these quarterly ratios since the expiration of the waiver. However, if we are unable to comply with our original commitments under the MFA or to obtain a waiver for any non-compliance in the future, we could be in material breach. If we breach the MFA, McDonald’s would have certain rights, including the ability to acquire all or portions of our business. See “Item 10. Additional Information—C. Material Contracts—The MFAs” of our annual report on Form 20-F filed with the SEC on April 29, 2016.

McDonald’s has the right to acquire all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.

Pursuant to the MFAs, McDonald’s has the right to acquire our non-public shares or our interests in one or more Territories upon the occurrence of certain events, including the death or permanent incapacity of our controlling shareholder or a material breach of the MFAs. In the event McDonald’s were to exercise its right to acquire all of our non-public shares, McDonald’s would become our controlling shareholder.

McDonald’s has the option to acquire all, but not less than all, of our non-public shares at 100% of their fair market value during the twelve-month period following the eighteen-month anniversary of the death or permanent incapacity of Mr. Staton, our Executive Chairman and controlling shareholder. In addition, if there is a material breach that relates to one or more Territories in which there are at least 100 restaurants in operation, McDonald’s has the right either to acquire all of our non-public shares or our interests in our subsidiaries in such Territory or Territories. By contrast, if the initial material breach of the MFAs affects or is attributable to any of the Territories in which there are less than 100 restaurants in operation, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory. For example, since we have more than 100 restaurants in Mexico, if a Mexican subsidiary were to materially breach the MFA, McDonald’s would have the right either to acquire our entire business throughout Latin America and the Caribbean or just our Mexican operations, whereas upon a similar breach by our Ecuadorean subsidiary, McDonald’s would only have the right to acquire our interests in our operations in Ecuador.

McDonald’s was granted a perfected security interest in the equity interests of LatAm, LLC, Arcos Dourados Comercio de Alimentos Ltda. and certain of their subsidiaries to protect this right. In the event this right is exercised as a result of a material breach of the MFAs, the amount to be paid by McDonald’s would be equal to 80% of the fair market value of the acquired equity interests. If McDonald’s exercises its right to acquire our interests in one or more Territories as a result of a material breach, our business, results of operations and financial condition would be materially and adversely affected. See “Item 10. Additional Information—C. Material Contracts—The MFAs—Termination” of our annual report on Form 20-F filed with the SEC on April 29, 2016 for more details about fair market value calculation.

The failure to successfully manage our future growth may adversely affect our results of operations.

Our business has grown significantly since the Acquisition, largely due to the opening of new restaurants in existing and new markets within the Territories, and also from an increase in comparable store sales. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 2,156 as of December 31, 2016. However, during 2014, 2015 and 2016, our rate of restaurant openings slowed. This was mainly due to a shift in capital allocation strategy to increase our focus on existing restaurants over continued expansion.

Our growth is, to a certain extent, dependent on new restaurant openings and therefore may not be constant from period to period; it may accelerate or decelerate in response to certain factors. There are many obstacles to opening new restaurants, including determining the availability of desirable locations, securing reliable suppliers, hiring and training new personnel and negotiating acceptable lease terms, and, in times of adverse economic conditions, franchisees may be more reluctant to provide the investment required to open new restaurants. In addition, our growth in comparable store sales is dependent on continued economic growth in the countries in which we operate as well as our ability to continue to predict and satisfy changing consumer preferences.

We plan our capital expenditures on an annual basis, taking into account historical information, regional economic trends, restaurant opening and reimaging plans, site availability and the investment requirements of the MFAs in order to maximize our returns on invested capital. The success of our investment plan may, however, be harmed by factors outside our control, such as changes in macroeconomic conditions, changes in demand and construction difficulties that could jeopardize our investment returns and our future results and financial condition.

We depend on oral agreements with third-party suppliers and distributors for the provision of products that are necessary for our operations.

Supply chain management is an important element of our success and a crucial factor in optimizing our profitability. We use McDonald’s centralized supply chain management model, which relies on approved third-party suppliers and distributors for goods, and we generally use several suppliers to satisfy our needs for goods. This system encompasses selecting and developing suppliers of core products—beef, chicken, buns, produce, cheese, dairy mixes, beverages and toppings—who are able to comply with McDonald’s high quality standards, and establishing sustainable relationships with these suppliers. McDonald’s standards include cleanliness, product consistency, timeliness, following internationally recognized manufacturing practices, meeting or exceeding all local food regulations and compliance with our Hazard Analysis Critical Control Plan, a systematic approach to food safety that emphasizes protection within the processing facility, rather than detection, through analysis, inspection and follow-up.

Our 16 largest suppliers account for approximately 55.0% of our purchases. Very few of our suppliers have entered into written contracts with us as we only have oral agreements with a vast majority of them. Our supplier approval process is thorough and lengthy in order to ensure compliance with McDonald’s high quality standards. We therefore tend to develop strong relationships with approved suppliers and, given our importance to them, have found that oral agreements with them are generally sufficient to ensure a reliable supply of quality products. While we source our supplies from many approved suppliers in Latin America and the Caribbean, thereby reducing our dependence on any one supplier, the informal nature of the majority of our relationships with suppliers means that we may not be assured of long-term or reliable supplies of products from those suppliers.

In addition, certain supplies, such as beef, must often be locally sourced due to restrictions on their importation. In light of these restrictions, as well as the MFAs’ requirement to purchase certain core supplies from approved suppliers, we may not be able to quickly find alternate or additional supplies in the event a supplier is unable to meet our orders.

If our suppliers fail to provide us with products in a timely manner due to unanticipated demand, production or distribution problems, financial distress or shortages, if our suppliers decide to terminate their relationship with us or if McDonald’s determines that any product or service offered by an approved supplier is not in compliance with its standards and we are obligated to terminate our relationship with such supplier, we may have difficulty finding appropriate or compliant replacement suppliers. As a result, we may face inventory shortages that could negatively affect our operations.

Our financial condition and results of operations depend, to a certain extent, on the financial condition of our franchisees and their ability to fulfill their obligations under their franchise agreements.

As of December 31, 2016, 28.0% of our restaurants were franchised. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the franchisee’s gross sales. Franchisees are independent operators with whom we have franchise agreements. We typically own or lease the real estate upon which franchisees’ restaurants are located and franchisees are required to follow our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our franchisees. The concurrent failure by a significant number of franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations.

In addition, we are liable for our franchisees’ monthly payment of a continuing franchise fee to McDonald’s, which represents a percentage of those franchised restaurants’ gross sales. To the extent that our franchisees fail to pay this fee in full, we are responsible for any shortfall. As such, the concurrent failure by a significant number of franchisees to pay their continuing franchise fees could have a material adverse effect on our results of operations and financial condition.

We do not have full operational control over the businesses of our franchisees.

We are dependent on franchisees to maintain McDonald’s quality, service and cleanliness standards, and their failure to do so could materially affect the McDonald’s brand and harm our future growth. Although we exercise significant influence over franchisees through the franchise agreements, franchisees have some flexibility in their operations, including the ability to set prices for our products in their restaurants, hire employees and select certain service providers. In addition, it is possible that some franchisees may not operate their restaurants in accordance with our quality, service, cleanliness, health or product standards. Although we take corrective measures if franchisees fail to maintain McDonald’s quality, service and cleanliness standards, we may not be able to identify and rectify problems with sufficient speed and, as a result, our image and operating results may be negatively affected.

Ownership and leasing of a broad portfolio of real estate exposes us to potential losses and liabilities.

As of December 31, 2016, we owned the land for 496 of our 2,156 restaurants and the buildings for all but 11 of our restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and increases in taxes.

The majority of our restaurant locations, or those operated by our franchisees, are subject to long-term leases. We may not be able to renew leases on acceptable terms or at all, in which case we would have to find new locations to lease or be forced to close the restaurants. If we are able to negotiate a new lease at an existing location, we may be subject to a rent increase. In addition, current restaurant locations may become unattractive due to changes in neighborhood demographics or economic conditions, which may result in reduced sales at these locations.

The success of our business is dependent on the effectiveness of our marketing strategy.

Market awareness is essential to our continued growth and financial success. Pursuant to the MFAs, we create, develop and coordinate marketing plans and promotional activities throughout the Territories, and franchisees contribute a percentage of their gross sales to our marketing plan. In addition, we are required under the MFAs to spend at least 5% of our sales on advertising and promotional activities. Pursuant to the MFAs, McDonald’s has the right to review and approve our marketing plans in advance and may request that we cease using the materials or promotional activities at any time if McDonald’s determines that they are detrimental to its brand image. We also participate in global and regional marketing activities undertaken by McDonald’s and pay McDonald’s up to 0.2% of our sales in order to fund such activities.

If our advertising programs are not effective, or if our competitors begin spending significantly more on advertising than we do, we may be unable to attract new customers or existing customers may not return to our restaurants and our operating results may be negatively affected.

We use non-committed lines of credit to partially finance our working capital needs.

We use non-committed lines of credit to partially finance our working capital needs. Given the nature of these lines of credit, they could be withdrawn and no longer be available to us, or their terms, including the interest rate, could change to make the terms no longer acceptable to us. The availability of these lines of credit depends on the level of liquidity in financial markets, which can vary based on events outside of our control, including financial or credit crises. Any inability to draw upon our non-committed lines of credit could have an adverse effect on our working capital, financial condition and results of operations.

Covenants and events of default in the agreements governing our outstanding indebtedness could limit our ability to undertake certain types of transactions and adversely affect our liquidity.

As of December 31, 2016, we had $610.2 million in total outstanding indebtedness, consisting of $579.7 million in long-term debt and $30.5 million related to the fair market value of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on:

•	creating liens;

•	paying dividends;

•	maintaining certain leverage ratios;

•	entering into sale and lease-back transactions; and

•	consolidating, merging or transferring assets.

During certain periods of 2014, we were not in compliance with certain quarterly financial ratios specified in our revolving credit facility with Bank of America, N.A. We were able to successfully negotiate an amendment to the credit facility to increase these financial ratios, and we are currently in compliance with the revised ratios. On March 29, 2016, we entered into a secured loan agreement with Citibank N.A., Bank of America N.A., Itau BBA International plc, JPMorgan Chase Bank N.A. and Banco Santander (Brasil) S.A., Cayman Islands Branch for R$613.9 million ($167.3 million as of the signing date) with similar covenants. See “Item 2. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Net Cash (used in) Financing Activities—Revolving Credit Facilities”; and “Item 2. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Net Cash (used in) Financing Activities—The 2016 Secured Loan Agreement.”

If we fail to satisfy the covenants set forth in these agreements or another event of default occurs under the agreements, our outstanding indebtedness under the agreements could become immediately due and payable. If our outstanding indebtedness becomes immediately due and payable and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all.

Our inability to attract and retain qualified personnel may affect our growth and results of operations.

We have a strong management team with broad experience in human resources, product development, supply chain management, operations, finance, marketing, real estate development and training. Our growth plans place substantial demands on our management team, and future growth could increase those demands. In addition, pursuant to the MFAs, McDonald’s is entitled to approve the appointment of our chief executive officer and chief operating officer. Our ability to manage future growth will depend on the adequacy of our resources and our ability to continue to identify, attract and retain qualified personnel. Failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Also, the success of our operations depends in part on our ability to attract and retain qualified regional and restaurant managers and general staff. If we are unable to recruit and retain our employees, or fail to motivate them to provide quality food and service, our image, operations and growth could be adversely affected.

The resignation, termination, permanent incapacity or death of our Executive Chairman could adversely affect our business, results of operations, financial condition and prospects.

Due to Mr. Staton’s unique experience and leadership capabilities, it would be difficult to find a suitable successor for him if he were to cease serving as Executive Chairman for any reason. In the event of Mr. Staton’s death or permanent incapacity, pursuant to the MFA, McDonald’s has the right to acquire all of our non-public shares during the twelve-month period beginning on the eighteen-month anniversary of his death or incapacity.

In addition, in the event that we need to appoint a new CEO, pursuant to the MFA, we must submit to McDonald’s the name of such proposed successor for McDonald’s approval. If we and McDonald’s have not agreed upon a successor CEO after six months, McDonald’s may designate a temporary CEO in its sole discretion pending our submission of information relating to a further candidate and McDonald’s approval of that candidate. A delay in finding a suitable successor CEO could adversely affect our business, results of operations, financial condition and prospects.

Labor shortages or increased labor costs could harm our results of operations.

Our operations depend in part on our ability to attract and retain qualified restaurant managers and crew. While the turnover rate varies significantly among categories of employees, due to the nature of our business we traditionally experience a high rate of turnover among our crew and we may not be able to replace departing crew with equally qualified or motivated staff.

As of December 31, 2016, we had 82,040 employees in our company-operated restaurants and staff. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages; any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. For example, during 2016, Venezuela implemented four increases in the minimum wage, a 20% increase in March, a 30% increase in May, a 50% increase in September and a 20% increase in November, resulting in a new minimum wage of Bs.$27,092.10 as of December 2016. In Argentina, a law enacted in November 2010 requires companies to pay overtime to all employees (except directors and managers). In addition, certain proposed bills have attempted to implement additional payments for weekends and mandatory employee profit-sharing, but none of those have been enacted by Congress. These or similar regulations, if adopted, may have an adverse impact on our results of operations. Competition for employees could also cause us to pay higher wages.

Some of our employees are represented by unions and are working under agreements that are subject to annual salary negotiations. We cannot guarantee the results of any such collective bargaining negotiations or whether any such negotiations will result in a work stoppage. In addition, employees may strike for reasons unrelated to our union arrangements. Any future work stoppage could, depending on the affected operations and the length of the work stoppage, have a material adverse effect on our financial position, results of operations or cash flows.

A failure by McDonald’s to protect its intellectual property rights, including its brand image, could harm our results of operations.

The profitability of our business depends in part on consumers’ perception of the strength of the McDonald’s brand. Under the terms of the MFAs, we are required to assist McDonald’s with protecting its intellectual property rights in the Territories. Nevertheless, any failure by McDonald’s to protect its proprietary rights in the Territories or elsewhere could harm its brand image, which could affect our competitive position and our results of operations.

Under the MFAs, we may use, and grant rights to franchisees to use, McDonald’s intellectual property in connection with the development, operation, promotion, marketing and management of our restaurants. McDonald’s has reserved the right to use, or grant licenses to use, its intellectual property in Latin America and the Caribbean for all other purposes, including to sell, promote or license the sale of products using its intellectual property. If we or McDonald’s fail to identify unauthorized filings of McDonald’s trademarks and imitations thereof, and we or McDonald’s do not adequately protect McDonald’s trademarks and copyrights, the infringement of McDonald’s intellectual property rights by others may cause harm to McDonald’s brand image and decrease our sales.

Non-compliance with anti-terrorism and anti-corruption regulations could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

A material breach under the MFAs would occur if we, or our subsidiaries that are a party to the MFAs, materially breached any of the representations or warranties or obligations (not cured within 30 days after receipt of notice thereof from McDonald’s) relating to or otherwise in connection with any aspect of the master franchise business, the franchised restaurants or any other matter in or affecting any one or more Territories, including by failing to comply with anti-terrorism or anti-corruption policies and procedures required by applicable law.

We maintain policies and procedures that require our employees to comply with anti-corruption laws, including the Foreign Corrupt Practices Act of 1977 (the “FCPA”), and our corporate standards of ethical conduct. However, we cannot ensure that these policies and procedures will always protect us from intentional, reckless or negligent acts committed by our employees or agents. If we are not in compliance with the FCPA and other applicable anti-corruption laws, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition, and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or other governmental authorities could adversely impact our reputation, cause us to lose or become disqualified from bids, and lead to other adverse impacts on our business, financial condition and results of operations.

Any tax increase or change in tax legislation may adversely affect our results of operations.

Since we conduct our business in many countries in Latin America and the Caribbean, we are subject to the application of multiple tax laws and multinational tax conventions. Our effective tax rate therefore depends on these tax laws and multinational tax conventions, as well as on the effectiveness of our tax planning abilities. Our income tax position and effective tax rate are subject to uncertainty as our income tax position for each year depends on the profitability of Company-operated restaurants and on the profitability of franchised restaurants operated by our franchisees in tax jurisdictions that levy a broad range of income tax rates. It is also dependent on changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules, changes to these rules and tax laws and examinations by various tax authorities. If our actual tax rate differs significantly from our estimated tax rate, this could have a material impact on our financial condition. In addition, any increase in the rates of taxes, such as income taxes, excise taxes, value added taxes, import and export duties, and tariff barriers or enhanced economic protectionism could negatively affect our business. Fiscal measures that target either QSRs or any of our products could also be taken.

We cannot assure you that any governmental authority in any country in which we operate will not increase taxes or impose new taxes on our operations or products in the future.

Tax assessments in any of the jurisdictions in which we operate may negatively affect our business and results of operations.

As part of the ordinary course of business, we are subject to inspections by federal, municipal and state tax authorities in Latin America. These inspections may generate tax assessments which, depending on their results, may have an adverse effect on our financial results. See “Item 3. Legal Proceedings.”

Litigation and other pressure tactics could expose our business to financial and reputational risk.

Given that we conduct our business in many countries, we may be subject to multi-jurisdictional private and governmental lawsuits, including but not limited to lawsuits relating to labor and employment practices, taxes, trade and business practices, franchising, intellectual property, consumer, real property, landlord/tenant, environmental, advertising, nutrition and antitrust matters. In the past, QSR chains have been subject to class-action lawsuits claiming that their food products and promotional strategies have contributed to the obesity of some customers. We cannot guarantee that we will not be subject to these types of lawsuits in the future. We may also be the target of pressure tactics such as strikes, boycotts and negative publicity from government officials, suppliers, distributors, employees, unions, special interest groups and customers that may negatively affect our reputation.

Information technology system failures or interruptions or breaches of our network security may interrupt our operations, subject us to increased operating costs and expose us to litigation.

We rely heavily on our computer systems and network infrastructure across our operations including, but not limited to, point-of-sale processing at our restaurants. As of the date of this report on Form 6-K, we have not experienced any information security problems. However, despite our implementation of security measures and controls that provide reasonable assurance regarding our security posture, there remains the risk that our technology systems are vulnerable to damage, disability or failures due to physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. If our technology systems were to fail, and we were unable to recover in a timely way, we could experience an interruption in our operations which could have a material adverse effect on our financial condition and results of operations.

Our insurance may not be sufficient to cover certain losses.

We face the risk of loss or damage to our properties, machinery and inventories due to fire, theft and natural disasters such as earthquakes and floods. While our insurance policies cover some losses in respect of damage or loss of our properties, machinery and inventories, our insurance may not be sufficient to cover all such potential losses. In the event that such loss exceeds our insurance coverage or is not covered by our insurance policies, we will be liable for the excess in losses. In addition, even if such losses are fully covered by our insurance policies, such fire, theft or natural disaster may cause disruptions or cessations in its operations and adversely affect our financial condition and results of operations.

Certain Factors Relating to Our Industry

The food services industry is intensely competitive and we may not be able to continue to compete successfully.

Although competitive conditions in the QSR industry vary in each of the countries in which we conduct our operations, we compete with many well-established restaurant companies on price, brand image, quality, sales promotions, new product development and restaurant locations. Since the restaurant industry has few barriers to entry, our competitors are diverse and range from national and international restaurant chains to individual, local restaurant operators. Our largest competitors include Burger King, Yum! Brands (which operates KFC restaurants and Pizza Hut and Pizza Hut Express restaurants), Carl’s Junior and Subway. In Brazil, we also compete with Habib’s, a Brazilian QSR chain that focuses on Middle Eastern food, and Bob’s, a primarily Brazilian QSR chain that focuses on hamburger product offerings. We also face strong competition from street vendors of limited product offerings, including hamburgers, hot dogs, pizzas and other local food items. We expect competition to increase as our competitors continue to expand their operations, introduce new products and market their brands.

If any of our competitors offers products that are better priced or more appealing to the tastes of consumers, increases its number of restaurants, obtains more desirable restaurant locations, provides more attractive financial incentives to management personnel, franchisees or hourly employees or has more effective marketing initiatives than we do in any of the markets in which we operate, this could have a material adverse effect on our results of operations.

Increases in commodity prices or other operating costs could harm our operating results.

Food and paper costs represented 36.1% of our total sales by company-operated restaurants in 2016, and we import approximately 28.5% of our food and paper raw materials. We rely on, among other commodities, beef, chicken, produce, dairy mixes, beverages and toppings. The cost of food and supplies depends on several factors, including global supply and demand, new product offerings, weather conditions, fluctuations in energy costs and tax incentives, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. Our hedging strategies on the imported portion of our food and paper raw materials may not be successful in fully offsetting cost increases due to currency fluctuations. Furthermore, due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.

Demand for our products may decrease due to changes in consumer preferences or other factors.

Our competitive position depends on our continued ability to offer items that have a strong appeal to consumers. If consumer dining preferences change due to shifts in consumer demographics, dietary inclinations, trends in food sourcing or food preparation and our consumers begin to seek out alternative restaurant options, our financial results might be adversely affected. In addition, negative publicity surrounding our products could also materially affect our business and results of operations.

Our success in responding to consumer demands depends in part on our ability to anticipate consumer preferences and introduce new items to address these preferences in a timely fashion.

Our business activity may be negatively affected by disruptions, catastrophic events or health pandemics.

Unpredictable events beyond our control, including war, terrorist activities, political and social unrest and natural disasters, could disrupt our operations and those of our franchisees, suppliers or customers, have a negative effect on consumer spending or result in political or economic instability. These events could reduce demand for our products or make it difficult to ensure the regular supply of products through our distribution chain.

In addition, incidents of health pandemics, food-borne illnesses or food tampering could reduce sales in our restaurants. Widespread illnesses such as avian influenza, the H1N1 influenza virus, e-coli, bovine spongiform encephalopathy (or “mad cow” disease), hepatitis A or salmonella could cause customers to avoid meat or fish products. For example, the H1N1 influenza virus outbreak in Argentina and Mexico in 2009 significantly impacted our sales in those countries. Furthermore, our reliance on third-party food suppliers and distributors increases the risk of food-borne illness incidents being caused by third-party food suppliers and distributors who operate outside of our control and/or multiple locations being affected rather than a single restaurant. For example, we cannot predict whether the recent scandal relating to beef, chicken and pork production in Brazil will have any impact on our results of operations. In addition, the recent events in our region related to the Dengue and Zika viruses have resulted in heightened health concerns in the region, which could reduce the visits to our restaurants if these cases are not controlled. The latest reports of the Panamerican Health Association related to Processed and Ultra Processed Foods put our products on the list of their recommendations to avoid the consumption of or to apply additional taxes or restrictions to media ads.

Food safety events involving McDonald’s outside of Latin America or other well-known QSR chains could negatively impact our business industry. Another extended issue in our region is the use of social media to post complaints against the QSR segment and the use of mobile phones to capture any deviation in our processes, products or facilities. Media reports of health pandemics or food-borne illnesses found in the general public or in any QSR could dramatically affect restaurant sales in one or several countries in which we operate, or could force us to temporarily close an undetermined number of restaurants. As a restaurant company, we depend on consumer confidence in the quality and safety of our food. Any illness or death related to food that we serve could substantially harm our operations. While we maintain extremely high standards for the quality of our food products and dedicate substantial resources to ensure that these standards are met, the spread of these illnesses is often beyond our control and we cannot assure you that new illnesses resistant to any precautions we may take will not develop in the future.

In addition, our industry has long been subject to the threat of food tampering by suppliers, employees or customers, such as the addition of foreign objects to the food that we sell. Reports, whether true or not, of injuries caused by food tampering have in the past negatively affected the reputations of QSR chains and could affect us in the future. Instances of food tampering, even those occurring solely at competitor restaurants, could, by causing negative publicity about the restaurant industry, adversely affect our sales on a local, regional, national or systemwide basis. A decrease in customer traffic as a result of public health concerns or negative publicity could materially affect our business, results of operations and financial condition.

Restrictions on promotions and advertisements directed at families with children and regulations regarding the nutritional content of children’s meals may harm McDonald’s brand image and our results of operations.

A significant portion of our business depends on our ability to make our product offerings appealing to families with children. Argentina, Brazil, Chile, Colombia, Mexico, Peru and Uruguay are considering imposing, or have already imposed, restrictions on the ways in which we market our products, including proposals restricting our ability to advertise directly to children through the use of toys and to sell toys in conjunction with food.

In June 2012, Chile passed a law banning the inclusion of toys in children’s meals with certain nutritional characteristics. This law came into effect on June 26, 2016. The ban in Chile also restricts advertisements to children under the age of 14. Initially, we were able to continue offering children’s meals without changing their contents, according to the preliminary interpretation of the legislation. However, due to more recent interpretations, we were required to modify the contents of some of our products and stop selling cheeseburgers in children’s meals. We were subject to several audits by the Chilean authorities. We are in the process of evaluating alternatives for this menu, as we believe that the restrictions will become more burdensome in the near future. In addition, Chilean Law Nº 20,869, which also came into effect on June 26, 2016, restricts advertisements on television and in movie theaters between 6:00 a.m. and 10:00 p.m., and affects food products that exceed certain standards of nutritional quality set by the Chilean authorities. We currently do not expect that the law will have a material impact on our consolidated results.

Similar to law in Chile, Peru passed a law in 2013 restricting our ability to advertise our food to children under the age of 16 and banning the inclusion of toys in children’s meals. However, the law will not be enforced until the Peruvian regulatory authorities issue regulations to determine the scope of the law. Such regulations have not yet been issued. While it is difficult to predict how the Peruvian authorities will enforce or interpret this law, we currently do not expect that the law will have a material impact on our consolidated results.

Since 2014, the Mexican Ministry of Health empowered the Federal Commission for Prevention of Sanitary Risks (Comisión Federal para la Protección contra Riesgos Sanitarios or COFEPRIS) to regulate advertising directed at families with children. On April 15, 2014, COFEPRIS issued certain regulations which establish the maximum contents of fat, sodium and sugars that every meal advertised to children on television and in cinemas may contain. In February of 2015, COFEPRIS ordered us to stop advertising Happy Meals on television until we disclosed all the nutritional information for Happy Meals to COFEPRIS. We provided this information to COFEPRIS, but we have not yet received any legal authorization to advertise Happy Meals either during the general times when children may be watching television or during any programming geared towards children. Generally, we are prohibited from advertising Happy Meals from 2:30 p.m. to 7:30 p.m., Monday through Friday, and from 7:00 a.m. to 7:00 p.m. on Saturday and Sunday.

In Brazil, the Federal Prosecutor’s Office filed suit in 2009 seeking to enjoin various QSRs, including us, from including toys in our kids’ meals. The Lower Federal Court in São Paulo ruled that the lawsuit was without merit. The Prosecutor’s Office filed an appeal against this decision, which will be adjudicated by the Regional Federal Court in São Paulo. As of the date of this report on Form 6-K, this appeal is still pending and the outcome remains uncertain. In addition, the number of proposed laws seeking to restrict the sale of toys with meals increased significantly in Brazil at the federal, state and municipal levels. In April 2013, a consumer protection agency in Brazil fined us $1.6 million for a 2010 advertising campaign relating to our offering of meals with toys from the motion picture Avatar. We filed a lawsuit seeking to annul the fine. The lower court ruled there was no basis for the penalty, which was upheld on appeal. Although similar fines relating to our current and previous advertising campaigns involving the sale of toys may be possible in the future, as of the date of this report on Form 6-K, we are unaware of any other such fines.

On July 28, 2014, Colombia enacted Decree 975 of 2014, which sets forth certain directives regarding advertising directed at children. These directives include, (i) limiting any insinuation that the food and beverage being advertised is a substitute for any of the principal daily meals; (ii) any advertising directed at children or adolescents, during certain times of the day when children and adolescents are more likely to be consuming such advertising, must include disclosure that the advertisement is not part of the actual program; and (iii) requiring parental approval for any advertisement through a child/adolescent digital platform that requests any download or purchase.

Certain jurisdictions in the United States are also considering curtailing or have curtailed food retailers’ ability to sell meals to children including free toys if these meals do not meet certain nutritional criteria. Similar restrictions, if imposed in the Territories, may have a negative impact on our results of operations. In general, regulatory developments that adversely impact our ability to promote and advertise our business and communicate effectively with our target customers, including restrictions on the use of licensed characters, may have a negative impact on our results of operations.

Environmental laws and regulations may affect our business.

We are subject to various environmental laws and regulations. These laws and regulations govern, among other things, discharges of pollutants into the air and water and the presence, handling, release and disposal of, and exposure to, hazardous substances. These laws and regulations provide for significant fines and penalties for noncompliance. Third parties may also assert personal injury, property damage or other claims against owners or operators of properties associated with release of, or actual or alleged exposure to, hazardous substances at, on or from our properties.

Liability from environmental conditions relating to prior, existing or future restaurants or restaurant sites, including franchised restaurant sites, may have a material adverse effect on us. Moreover, the adoption of new or more stringent environmental laws or regulations could result in a material environmental liability to us.

We may be adversely affected by legal actions, claims or damaging publicity with respect to our business.

We could be adversely affected by legal actions and claims brought by consumers or regulatory authorities in relation to the quality of our products and eventual health problems or other consequences caused by our products or by any of their ingredients. We could also be affected by legal actions and claims brought against us for products made in a jurisdiction outside the jurisdictions where we are operating. An array of legal actions, claims or damaging publicity may affect our reputation as well as have a material adverse effect on our revenues and businesses.

Similarly, adverse publicity about us or our brand regarding health concerns, legal or regulatory proceedings, perceptions of the QSR category, management or suppliers whether or not deserved, could jeopardize our reputation. In recent years the use of social media as a complaint mechanism has increased substantially. Negative posts or comments about us on any social media forum could harm our reputation. Damage to our reputation or loss of consumer confidence in our products for any of these reasons could adversely affect our business, results of operations, cash flows and financial condition, as well as require resources to rebuild our reputation.

Certain Factors Relating to Latin America and the Caribbean

Our business is subject to the risks generally associated with international business operations.

We engage in business activities throughout Latin America and the Caribbean. In 2016, 73.9% of our revenues were derived from Brazil, Argentina, Mexico and Puerto Rico. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:

•	governmental regulations applicable to food services operations;

•	changes in social, political and economic conditions;

•	transportation delays;

•	power, water and other utility shutdowns or shortages;

•	limitations on foreign investment;

•	restrictions on currency convertibility and volatility of foreign exchange markets;

•	inflation;

•	import-export quotas and restrictions on importation;

•	changes in local labor conditions;

•	changes in tax and other laws and regulations;

•	expropriation and nationalization of our assets in a particular jurisdiction; and

•	restrictions on repatriation of dividends or profits.

Some of the Territories have been subject to social and political instability in the past, and interruptions in operations could occur in the future. Our business, financial condition and results of operations could be adversely affected by any of the foregoing factors.

Changes in governmental policies in the Territories could adversely affect our business, results of operations, financial condition and prospects.

Governments throughout Latin America and the Caribbean have exercised, and continue to exercise, significant influence over the economies of their respective countries. Accordingly, the governmental actions, political developments, regulatory and legal changes or administrative practices in the Territories concerning the economy in general and the food services industry in particular could have a significant impact on us. We cannot assure you that changes in the governmental policies of the Territories will not adversely affect our business, results of operations, financial condition and prospects.

Latin America has experienced, and may continue to experience, adverse economic conditions that have impacted, and may continue to impact, our business, financial condition and results of operations.

The success of our business is dependent on discretionary consumer spending, which is influenced by general economic conditions, consumer confidence and the availability of discretionary income in the countries in which we operate. Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. Currently, the economic growth rates of the economies of many Latin American countries have slowed and some have entered recessions. Any prolonged economic downturn could result in a decline in discretionary consumer spending. This may reduce the number of consumers who are willing and able to dine in our restaurants, or consumers may make more value-driven and price-sensitive purchasing choices, eschewing our core menu items for our entry-level food options. We may also be unable to sufficiently increase prices of our menu items to offset cost pressures, which may negatively affect our financial condition.

In addition, a prolonged economic downturn may lead to higher interest rates, significant changes in the rate of inflation or an inability to access capital on acceptable terms. Our suppliers and service providers could experience cash flow problems, credit defaults or other financial hardships. If our franchisees cannot adequately access the financial resources required to open new restaurants, this could have a material effect on our growth strategy.

Many of our customers depend on remittances from family members living overseas. Laws, regulations or events that limit such remittances or any changes to United States immigration policy may adversely affect our financial condition and results of operations.

Many of the jurisdictions in which we operate depend on remittances as a source of revenue. Many of our customers rely on remittances from family members living overseas as a primary or secondary source of income. Any law, regulation or event that restricts, taxes or prevents those remittances may adversely affect demand for our products and our customers’ ability to repay their consumer loans, which in turn may adversely affect our financial condition and results of operations. In particular, President Trump’s administration has recently mentioned the possibility of taxing remittances to Mexico. We cannot assure you that the Trump administration will not implement similar taxing of remittances to the countries in which we operate. The implementation of any such measure may have a material adverse effect on our financial condition and results of operations.

Inflation and government measures to curb inflation may adversely affect the economies in the countries where we operate, our business and results of operations.

Many of the countries in which we operate, including Brazil and Argentina, have experienced, or are currently experiencing, high rates of inflation. In addition, Venezuela has been considered hyperinflationary under U.S. GAAP since 2010. Although inflation rates in many of the other countries in which we operate have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies that could lead to reduced demand for our core products and decreased sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our customers, which could adversely affect our operating margins and operating income.

Exchange rate fluctuations against the U.S. dollar in the countries in which we operate have negatively affected, and could continue to negatively affect, our results of operations.

We are exposed to exchange rate risk in relation to the United States dollar. While substantially all of our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports, as well as some of our capital expenditures and a significant portion of our long-term debt, are denominated in U.S. dollars. As a result, the decrease in the value of the local currencies of the countries in which we operate as compared to the U.S. dollar has increased our costs, and any further decrease in the value of such currencies will further increase our costs. Although we maintain a hedging strategy to attempt to mitigate some of our exchange rate risk, our hedging strategy may not be successful or may not fully offset our losses relating to exchange rate fluctuations.

As a result, fluctuations in the value of the U.S. dollar with respect to the various currencies of the countries in which we operate or in U.S. dollar interest rates could adversely impact our net income, results of operations and financial condition.

Price controls and other similar regulations in certain countries have affected and may continue to affect our results of operations.

Certain countries in which we conduct operations have imposed price controls that restrict our ability, and the ability of our franchisees, to adjust the prices of our products. This places downward pressure on the prices at which our products are sold and may limit the growth of our revenue. We cannot assure you that the negative effects of the previously imposed price controls will not continue in the future, or that new controls will not be imposed. Our inability to control the prices of our products could have an adverse effect on our results of operations.

For example, in September 2014, Argentina passed: (i) Law No. 26,991, the “Regulation on Production and Consumption Relationships Act,” which reformed a 1974 Act (Law on Supply of Goods and Services); and (ii) Law No. 26,992, the “Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act.”

The Regulation on Production and Consumption Relationships Act empowers the Secretary of Commerce to, among other things: (i) establish profit margins and set price levels (setting maximum, minimum and benchmark prices); (ii) issue regulations on commerce, intermediation, distribution or production of goods and services; (iii) impose the continuance of production, industrialization, commercialization, transport, distribution or rendering of services or impose the production of goods; (iv) set subsidies; (v) request any kind of documentation and correspondence related to commercial activities or the management of the businesses and impose the publication of prices and availability of goods and services and seize such documentation for up to 30 working days; (vi) impose registration and recordkeeping requirements; and (vii) impose licensing regimes for commercial activities. In addition, the Secretary of Commerce is entitled to impose certain penalties for failure to comply with the Regulation on Production and Consumption Relationships Act, including fines, temporary closure of businesses, seizure of goods and products and loss of fiscal benefits.

The Creation of the Observatory of Prices and Availability of Inputs, Goods and Services Act created a technical agency under the Secretary of Commerce (the Observatory of Prices and Availability of Inputs, Goods and Services) to control and systematize prices and availability of inputs, goods and services produced, traded or rendered in Argentina. Currently, this agency has not had an adverse impact on us, but we cannot assure you that it will not impact our business and results of operations in the future.

We could be subject to expropriation or nationalization of our assets and government interference with our business in certain countries in which we operate.

We face a risk of expropriation or nationalization of our assets and government interference with our business in several of the countries in which we do business. These risks are particularly acute in Venezuela. The current Venezuelan government has promoted a model of increased state participation in the economy through welfare programs, exchange and price controls and the promotion of state-owned companies. We can provide no assurance that Company-operated or franchised restaurants will not be threatened with expropriation and that our operations will not be transformed into state-owned enterprises. In addition, the Venezuelan government may pass laws, rules or regulations which may directly or indirectly interfere with our ability to operate our business in Venezuela which could result in a material breach of the MFAs, in particular if we are unable to comply with McDonald’s operations system and standards. A material breach of the MFAs would trigger McDonald’s option to acquire our non-public shares or our interests in Venezuela. See “—Certain Factors Relating to Our Business—McDonald’s has the right to acquire all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.”

We are subject to significant foreign currency exchange controls and depreciation in certain countries in which we operate.

Certain Latin American economies have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into U.S. dollars. This may increase our costs and limit our ability to convert local currency into U.S. dollars and transfer funds out of certain countries, including for the purchase of dollar-denominated inputs, the payment of dividends or the payment of interest or principal on our outstanding debt. In the event that any of our subsidiaries are unable to transfer funds to us due to currency restrictions, we are responsible for any resulting shortfall.

In 2016, our subsidiaries in Argentina represented 18.3% of our total revenues. The devaluation of the Argentine peso at the end of 2015 has led to higher inflation levels, has significantly reduced real wages and has had a negative impact on businesses whose success is dependent on domestic market demand and supplies payable in foreign currency. In addition, since 2001, and until President Mauricio Macri assumed office, Argentina tightened restrictions on capital flows and imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. Furthermore, during the last few years, the Central Bank of Argentina had exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods. Since assuming office on December 10, 2015, the Macri administration undertook significant economic and policy reforms, including certain reforms to the existing foreign exchange regulations that eased access to the local foreign exchange market.

Notwithstanding the measures recently adopted by the Macri administration, the Central Bank of Argentina and the federal government in the future may impose new, more severe exchange controls and restrictions on transfers abroad, or may tighten existing controls to prevent capital flight, counter a significant depreciation of the Argentine peso or address other unforeseen circumstances. Exchange control restrictions may impact our ability to transfer funds outside of Argentina and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina. As a result, if we are further prohibited from transferring funds out of Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be materially adversely affected. See “Item 1. Key Information—B. Selected Financial Data—Exchange Rates and Exchange Controls.”

If we fail to comply with, or if we become subject to, more onerous government regulations, our business could be adversely affected.

We are subject to various federal, state and municipal laws and regulations in the countries in which we operate, including those related to the food services industry, health and safety standards, importation of goods and services, marketing and promotional activities, nutritional labeling, zoning and land use, environmental standards and consumer protection. We strive to abide by and maintain compliance with these laws and regulations. The imposition of new laws or regulations, including potential trade barriers, may increase our operating costs or impose restrictions on our operations, which could have an adverse impact on our financial condition.

For example, Argentine regulations require us to seek permission from the Argentine authorities in order to import goods and to file a statement with the Argentine authorities prior to rendering services to, or receiving services from, foreign residents if the services are valued above a threshold amount. These regulations may prevent or delay the receipt of goods or services that we require for our operations, or increase the costs associated with obtaining those goods and services, and therefore have an adverse impact on our business, results of operations or financial condition. Additionally, in 2014, Venezuela enacted a Foreign Investments Law that increases requirements and limitations for the transfer of dividends and repatriation of foreign investments.

Regulations governing the food services industry have become more restrictive. We cannot assure you that new and stricter standards will not be adopted or become applicable to us, or that stricter interpretations of existing laws and regulations will not occur. Any of these events may require us to spend additional funds to gain compliance with the new rules, if possible, and therefore increase our cost of operation.

Certain Factors Relating to Our Class A Shares

Mr. Staton, our Executive Chairman, controls all matters submitted to a shareholder vote, which will limit your ability to influence corporate activities and may adversely affect the market price of our class A shares.

Mr. Staton, our Executive Chairman, owns or controls common stock representing 41.6% and 76.8%, respectively, of our economic and voting interests. As a result, Mr. Staton is and will be able to strongly influence or effectively control the election of our directors, determine the outcome of substantially all actions requiring shareholder approval and shape our corporate and management policies. The MFAs’ requirement that Mr. Staton at all times hold at least 51% of our voting interests likely will have the effect of preventing a change in control of us and discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management and may adversely affect the trading price for our class A shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. This concentration of control could be disadvantageous to other shareholders with interests different from those of Mr. Staton and the trading price of our class A shares could be adversely affected. See “Item 7. Major Shareholders and Related Party Transactions―A. Major Shareholders” of our annual report on Form 20-F filed with the SEC on April 29, 2016 for a more detailed description of our share ownership.

Furthermore, the MFAs contemplate instances where McDonald’s could be entitled to purchase the shares of Arcos Dorados Holdings Inc. held by Mr. Staton. However, our publicly held class A shares will not be similarly subject to acquisition by McDonald’s.

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline.

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 130,711,224 class A shares were outstanding as of December 31, 2016. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A shares.

Section 303A of the New York Stock Exchange, or NYSE, Listed Company Manual requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. British Virgin Islands law, the law of our country of incorporation, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee, and our board thus may not include, or may include fewer, independent directors than would be required if we were subject to these NYSE requirements. Since a majority of our board of directors may not consist of independent directors as long as we rely on the foreign private issuer exemption to these NYSE requirements, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company may be more limited than if we were subject to these NYSE requirements.

Certain Risks Relating to Investing in a British Virgin Islands Company

We are a British Virgin Islands company and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

We are incorporated under the laws of the British Virgin Islands. Most of our assets are located outside the United States. Furthermore, most of our directors and officers reside outside the United States, and most of their assets are located outside the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action against us or these persons in a British Virgin Islands court predicated upon the civil liability provisions of the U.S. federal securities laws.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the British Virgin Islands, courts in the British Virgin Islands will not automatically recognize and enforce a final judgment rendered by a U.S. court.

Any final and conclusive monetary judgment obtained against us in U.S. courts, for a definite sum, may be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issue would be necessary, provided that in respect of the U.S. judgment:

•	the U.S. court issuing the judgment had jurisdiction in the matter and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of ours;

•	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

•	the proceedings pursuant to which judgment was obtained were not contrary to public policy.

Under our articles of association, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions.

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

Our affairs are governed by the provisions of our memorandum of association and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law. The rights of our shareholders and the responsibilities of our directors and officers under the British Virgin Islands law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, the British Virgin Islands regulations governing the securities of British Virgin Islands companies may not be as extensive as those in effect in the United States, and the British Virgin Islands law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

You may not be able to participate in future equity offerings, and you may not receive any value for rights that we may grant.

Under our memorandum and articles of association, existing shareholders are entitled to preemptive subscription rights in the event of capital increases. However, our articles of association also provide that such preemptive subscription rights do not apply to certain issuances of securities by us, including (i) pursuant to any employee compensation plans; (ii) as consideration for (a) any merger, consolidation or purchase of assets or (b) recapitalization or reorganization; (iii) in connection with a pro rata division of shares or dividend in specie or distribution; or (iv) in a bona fide public offering that has been registered with the SEC.

F.	Capital Expenditures and Divestitures

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants in the Territories during the applicable three-year period. Prior to the expiration of the then-applicable three-year period we must agree with McDonald’s on a subsequent restaurant opening plan and reinvestment plan. In the event that we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan. We may also propose, subject to McDonald’s prior written consent, amendments to any restaurant opening plan or reinvestment plan to adapt to changes in economic or political conditions.

Under the 2017-2019 restaurant opening and reinvestment plan, we are required to open 180 restaurants and to reinvest $292 million in existing restaurants from 2017 through 2019. Total capital expenditures for 2017 to 2019 are expected to be approximately $500 million.

As a result of our previous reinvestment and reopening plans, property and equipment expenditures were $92.3 million, $91.0 million and $169.8 million in 2016, 2015 and 2014, respectively. In 2016, we opened 33 restaurants, reimaged 81 existing restaurants and opened one McCafé location and 140 Dessert Centers (see “—B. Business Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2015, we opened 36 restaurants, reimaged 53 existing restaurants and opened two McCafé locations and 153 Dessert Centers (see “—B. Business Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2014, we opened 82 restaurants, reimaged 46 existing restaurants and opened nine McCafé locations and 273 Dessert Centers (see “—B. Business Overview—Our Operations—McCafé Locations and Dessert Centers”). In 2016, 2015 and 2014, we closed 18, 16 and 23 restaurants, respectively.

In addition, outflows related to purchases of restaurant businesses paid at acquisition date totaled $nil million, $1.1 million and $0.8 million in 2016, 2015 and 2014, respectively.

Proceeds from the sale of property and equipment and sales of restaurant businesses, including related advances, totaled $113.5 million, $23.6 million and $5.2 million in 2016, 2015 and 2014, respectively.

Capital expenditures for 2017 are expected to be between $160 million and $190 million (including development and non-development capital expenditures), considering between 45 and 50 gross restaurant openings.

In March 2015, we announced a plan to monetize certain real estate assets in our portfolio that are either non-core (such as office buildings, excess properties and other facilities) or operating assets where the value significantly exceeds the operating potential of the asset. The MFAs define certain of our properties as “restricted” and our ability to transfer these properties is subject to McDonald’s prior written consent. We have many long-standing assets across our region that have appreciated due to the significant development around those properties. As of the date of this report on Form 6-K, we have closed redevelopment deals involving less than a dozen of properties. Based on existing deals, we expect the cumulative redevelopment proceeds, since inception, to total approximately $150 million by the end of 2017. The main goal of the redevelopment initiative was to reduce debt levels. We have decided not to pursue additional redevelopment deals at this time, as the stated debt reduction targets have been achieved.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, and the notes thereto, included elsewhere in this report on Form 6-K, as well as the information presented under “Presentation of Financial and Other Information” and “Item 1. Key Information—B. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 1. Key Information—E. Risk Factors.”

Segment Presentation

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division, or NOLAD, consisting of Costa Rica, Mexico and Panama; and the South Latin America division, or SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay. As of December 31, 2016, 41.8% of our restaurants were located in Brazil, 17.8% in SLAD, 24.0% in NOLAD and 16.4% in the Caribbean division. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

We are required to report information about operating segments in our financial statements in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. We have determined that our reportable segments are those that are based on our method of internal reporting, and we manage our business and operations through our four geographical divisions (Brazil, the Caribbean division, NOLAD and SLAD). The accounting policies of the segments are the same as those for the Company on a consolidated basis.

 Principal Income Statement Line Items

Revenues

We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In 2016, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.7% and 4.3% of our total revenues, respectively. In 2015 and 2014, sales by Company-operated restaurants and revenues from franchised restaurants represented 96.0% and 4.0% of our total revenues, respectively.

Operating Costs & Expenses

Our sales are heavily influenced by brand advertising, menu selection and initiatives to improve restaurant operations. Sales are also affected by the timing of restaurant openings and closures. We do not record sales from our franchised restaurants as revenues.

Company-operated restaurants incur four types of operating costs and expenses:

•	food and paper costs, which represent the costs of the products that we sell to customers in Company-operated restaurants;

•	payroll and employee benefit costs, which represent the wages paid to Company-operated restaurant managers and crew, as well as the costs of benefits and training, and which tend to increase as we increase sales;

•	occupancy and other operating expenses, which represent all other direct costs of our Company-operated restaurants, including advertising and promotional expenses, the costs of outside rent, which are generally tied to sales and therefore increase as we increase our sales, outside services, such as security and cash collection, building and leasehold improvement depreciation, depreciation on equipment, repairs and maintenance, insurance, restaurant operating supplies and utilities; and

•	royalty fees, representing the continuing franchise fees we pay to McDonald’s pursuant to the MFAs, which are determined as a percentage of gross product sales.

Franchised restaurant occupancy expenses include, mainly, as applicable, the costs of depreciating and maintaining the land and buildings upon which franchised restaurants are situated or the cost of leasing that property. A significant portion of our leases establish that rent payments are based on the greater of a flat fee or a specified percentage of the restaurant’s sales.

We promote the McDonald’s brand and our products by advertising in all of the Territories. Pursuant to the MFAs, we are required to spend at least 5% of our sales on advertisement and promotion activities annually. These activities are guided by our overall marketing plan, which identifies the key strategic platforms that we leverage to drive sales. Our franchisees are generally required to pay us 5% of their sales to cover advertising expenditures related to their restaurants. We account for these payments as a deduction to our advertising expenses. As a result, our advertising expenses only reflect the expenditures related to Company-operated restaurants. Advertising expenses are recorded within the “Occupancy and other operating expenses” line item in our consolidated income statement. The only exception to this policy is in Mexico, where both we and our franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico.

General and administrative expenses include the cost of overhead, including salaries and facilities, travel expenses, depreciation of office equipment, buildings and vehicles, amortization of intangible assets, occupancy costs, professional services and the cost of field management for Company-operated and franchised restaurants, among others.

Other operating income (expenses), net, include gains and losses on asset acquisitions and dispositions, gains related to sales of restaurant businesses, write-offs and related contingencies of property and equipment, insurance recovery, impairment charges, rental income and depreciation expenses of excess properties, accrual for contingencies, write-offs and write-downs of inventory, recovery of taxes and other miscellaneous items.

 Other Line Items

Net interest expense primarily includes interest expense on our short-term and long-term debt as well as the amortization of deferred financing costs. Loss from derivative instruments relates primarily to the ineffective portion of derivative instruments.

Foreign currency exchange results relate to the impact of remeasuring monetary assets and liabilities denominated in currencies other than our functional currencies. See “—Foreign Currency Translation.”

Other non-operating income (expenses), net, primarily include certain results related to tax credits, asset taxes and income tax adjustments related to prior years that we are required to pay in certain countries and other non-operating charges.

 Income tax expense includes both current and deferred income taxes. Current income taxes represent the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.

Net income attributable to non-controlling interests relate to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 18 restaurants at December 31, 2016 (18 restaurants at December 31, 2015).

Impact of Inflation and Changing Prices

Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In general, we believe that, over time, we have demonstrated the ability to manage inflationary environments effectively. During 2015 and 2016, our revenues were favorably impacted by our pricing strategy in many of these inflationary environments, as we were able to increase average check to keep pace with inflation.

The Venezuelan market is also subject to price controls, which limit our ability to increase prices to offset the impact of continuing high inflation on our operating costs. Although we managed to navigate the negative impact of the price controls on our operations during 2014, 2015 and 2016, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth.

In analyzing business trends, management considers a variety of performance and financial measures which are considered to be non-GAAP including: Adjusted EBITDA, comparable sales growth, systemwide data and constant currency measures.

Comparable Sales

Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which is affected by changes in pricing and product mix. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least thirteen months, including those temporarily closed. Some of the reasons restaurants may close temporarily include reimaging or remodeling, rebuilding, road construction and natural disasters. With respect to restaurants where there are changes in ownership, all previous months’ sales are reclassified according to the new ownership category when reporting comparable sales. As a result, there will be discrepancies between the sales figures used to calculate comparable sales and our results of operations. We report on a calendar basis, and therefore the comparability of the same month, quarter and year with the corresponding period for the prior year is impacted by the mix of days. The number of weekdays, weekend days and timing of holidays in a period can impact comparable sales positively or negatively. We refer to these impacts as calendar shift/trading day adjustments. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales while annual impacts are typically minimal.

We calculate and analyze comparable sales and average check in our divisions and systemwide on a constant currency basis, which means they are calculated using the same exchange rate in the applicable division or systemwide, as applicable, over the periods under comparison to remove the effects of currency fluctuations from the analysis. We believe these constant currency measures, which are considered to be non-GAAP measures, provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency fluctuations

Company-operated comparable sales growth refers to comparable sales growth for Company-operated restaurants and franchised comparable sales growth refers to comparable sales growth for franchised restaurants. We believe comparable sales growth is a key indicator of our performance, as influenced by our strategic initiatives and those of our competitors.

Average Restaurant Sales

Average restaurant sales, or ARS, is an important measure of the financial performance of our systemwide restaurants and changes in the overall direction and trends of sales. ARS is calculated by dividing the sales for the relevant period by the arithmetic mean of the number of restaurants at the beginning and end of such period. ARS is influenced mostly by comparable sales performance and restaurant openings and closures. As ARS is provided in nominal terms, it is affected by movements in foreign currency exchange rates.

Sales Growth

Sales growth refers to the change in sales by all restaurants, whether operated by us or by franchisees, from one period to another. We present sales growth both in nominal terms and on a constant currency basis, which means the latter is calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from the analysis.

Adjusted EBITDA

We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs and related contingencies of property and equipment; impairment of long-lived assets and goodwill; stock-based compensation related to the special awards in connection with the initial public offering, under the 2011 Equity Incentive Plan; reorganization and optimization plan expenses; and incremental compensation related to the modification to our 2008 long-term incentive plan. See “Item 1. Key Information—B. Selected Financial Data.”

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, we exclude gains from sale or insurance recovery of property and equipment not related to our core business; write-offs and related contingencies of property and equipment and impairment of long-lived assets and goodwill that do not result in cash payments; stock-based compensation related to the special awards under the 2011 Equity Incentive Plan; reorganization and optimization plan expenses; bonuses granted in connection with our initial public offering due to its special nature; and incremental compensation expense related to the modification of our 2008 long-term incentive plan. While a GAAP measure for purposes of our segment reporting, Adjusted EBITDA is a non-GAAP measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance.

Systemwide data

Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Systemwide results are driven primarily by our Company-operated restaurants, as 72.0% of our systemwide restaurants are Company-operated as of December 31, 2016.

Foreign Currency Translation

The financial statements of our foreign operating subsidiaries are translated in accordance with guidance in ASC 830, Foreign Currency Matters. Except for our Venezuelan operations, the functional currencies of our foreign operating subsidiaries are the local currencies of the countries in which we conduct our operations. Therefore, the assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates as of the balance sheet date, and revenues and expenses are translated at the average exchange rates prevailing during the period. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. We record foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than our functional currencies in our consolidated income statement.

Venezuela

Effective January 1, 2010, Venezuela is considered to be highly inflationary. Under U.S. GAAP, an economy is considered to be highly inflationary when its three-year cumulative rate of inflation meets or exceeds 100%. Under the highly inflationary basis of accounting, the financial statements of our Venezuelan subsidiaries are remeasured as if their functional currency were our reporting currency (U.S. dollars), with remeasurement gains and losses recognized in earnings, rather than in the cumulative translation adjustment component of other comprehensive loss within shareholders’ equity.

In February 2003, Venezuela’s government implemented an exchange control regime to restrict the conversion of local currency into foreign currency, which is still in force. Since its implementation, multiple exchange rate systems have been implemented. The administration of Venezuela’s exchange rate system is the responsibility of the National Center of Foreign Trade (Centro Nacional de Comercio Exterior) or CENCOEX, which was established in November 2013.

On February 10, 2015, Exchange Agreement N°33 established a new open-market foreign exchange system called SIMADI (Sistema Marginal de Divisas). SIMADI functioned on free-market principles with foreign currency offered either by PDVSA (Petróleos de Venezuela), the Central Bank of Venezuela or the private sector.

During February and March of 2016, the Venezuelan government announced new changes to the official exchange control system, which were published in the Official Gazette number 40,865 dated March 9, 2016 and through which the Venezuelan Central Bank and the Ministry for Banking and Finance issued Exchange Agreement N° 35, effective March 10, 2016. The Exchange Agreement set forth the rules that govern foreign exchange transactions carried out by public and private entities and individuals in Venezuela, eliminated SIMADI, and created a dual exchange system consisting of two exchange rates for the purchase and sale of foreign currency: the protected rate, or DIPRO, for priority goods (food and medicines) and services, and the supplementary floating market rate, or DICOM, for other transactions, including the settlement of transactions for the purchase and sale of foreign currency. The DICOM is not yet fully operational. Until the DICOM rate is fully operational, SIMADI will remain in operation.

As a result of the foregoing, the acquisition of foreign currency at the official exchange rate by Venezuelan companies to honor foreign debt, pay dividends or otherwise move capital out of Venezuela is subject to the approval of CENCOEX and to the availability of foreign currency within the SIMADI (or DICOM).

During 2016, the DIPRO remained unchanged at Bs.10.00 per U.S. dollar. As of January 2016, the SIMADI rate was at Bs.200 per dollar; however, such rate began depreciating constantly throughout the year. For example, on April 29, the SIMADI rate was at Bs.378.37 per dollar, on June 1 was at Bs.543.30 per dollar and on July 29 it was at Bs.645.09 per dollar. Following this devaluation, the SIMADI rate remained stable during the second semester of 2016. For instance, on December 29 such rate was at Bs.673.83 per dollar. In early 2017, the SIMADI rate began depreciating again. For example, on January 13, 2017, the SIMADI rate was at 676.2 per U.S. dollar and on February 8, 2017 was at 690.98 per U.S. dollar.

Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements in 2016, 2015 and 2014 as compared to 2013 and 2012. For more details about the Venezuelan exchange rate used for financial reporting, see Note 22 to our consolidated financial statements.

Factors Affecting Comparability of Results

Seasonality

Our sales and revenues are generally greater in the second half of the year than in the first half. Although the impact on our results of operations is relatively small, this impact is due to increased consumption of our products during the winter and summer holiday seasons, affecting July and December, respectively.

Critical Accounting Policies and Estimates

This management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, we evaluate our estimates and judgments based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions.

We consider an accounting estimate to be critical if:

•	the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on our financial condition or operating performance is material.

We believe that of our significant accounting policies, the following encompass a higher degree of judgment and/or complexity.

Depreciation of Property and Equipment

Accounting for property and equipment involves the use of estimates for determining the useful lives of the assets over which they are to be depreciated. We believe that the estimates we make to determine an asset’s useful life are critical accounting estimates because they require our management to make estimates about technological evolution and competitive uses of assets. We depreciate property and equipment on a straight-line basis over their useful lives based on management’s estimates of the period over which these assets will generate revenue (not to exceed the lease term plus renewal options for leased property). The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. We periodically review these lives relative to physical factors, economic considerations and industry trends. If there are changes in the planned use of property and equipment, or if technological changes occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense or write-offs in future periods. No significant changes to useful lives have been recorded in the past. A significant change in the facts and circumstances that we relied upon in making our estimates may have a material impact on our operating results and financial condition.

Impairment of Long-Lived Assets and Goodwill

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We review goodwill for impairment annually, primarily during the fourth quarter. In assessing the recoverability of our long-lived assets and goodwill, we consider changes in economic conditions and make assumptions regarding, among other factors, estimated future cash flows by market and by restaurant, discount rates by country and the fair value of the assets. Estimates of future cash flows are highly subjective judgments based on our experience and knowledge of our operations. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. A key assumption impacting estimated future cash flows is the estimated change in comparable sales.

See Note 3 to our consolidated financial statements for a detail of markets for which we performed impairment tests of our long-lived assets and goodwill, as well as impairment charges recorded.

If our estimates or underlying assumptions change in the future, we may be required to record additional impairment charges.

Share-Based Compensation

We have share-based compensation plans outstanding pursuant to which we granted, until 2011, liability awards to certain employees under a long-term incentive plan. The accrued liability is remeasured at the end of each reporting period until settlement. As of December 31, 2016, the accrued liability amounting to $0.5 million. The fair value of our liability awards is estimated using the Black-Scholes model. Accounting for our share-based compensation plans involves the use of estimates for determining: (a) the number of units that will vest based on the estimated completion of the requisite service period, and (b) the assumptions required by the closed-form pricing model (expected volatility, dividend yield, risk-free interest rate and expected term). These assumptions are estimated as follows:

•	Expected volatility: based on implied volatility of our class A shares.

•	Dividend yield: based on estimated annual dividends over the Company’s market capitalization.

•	Risk-free interest: prevailing implied interest rate of the U.S. Treasury zero-coupon strips with a remaining time to maturity similar to the expected term of the plan.

•	Expected term: estimated as an average of the vesting term and the original contractual term of the plan.

All of these assumptions significantly impact the estimated fair value of the awards. We use historical data and estimates to determine these assumptions, and if these assumptions and/or the stock price change significantly in the future, our operating results and financial condition could be significantly impacted.

In March 2011, we adopted our Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of our business through an annual award program. The 2011 Plan permits grants of awards relating to our class A shares, including awards in the form of share (also referred to as stock) options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by our Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011.

Restricted share units are measured at the grant-date market price of our class A shares. Stock options are accounted for at their grant-date fair value. Fair value of stock options is calculated using the Black-Scholes option pricing model. This calculation is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables (expected volatility, dividend yield, risk-free interest rate and expected term). These assumptions are estimated as was previously described for our liability awards.

On June 28, 2016, 1,117,380 stock options were converted to a liability award. 104 employees were affected by this modification. There were no incremental compensation costs resulting from this modification. The accrued liability is remeasured on a monthly basis until settlement, using the Black-Scholes model.

See Note 17 to our consolidated financial statements for additional detail on the assumptions used in our estimates and the amounts involved.

Accounting for Taxes

We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2016, 2015 and 2014 amounted to $290.6 million, $297.9 million and $301.0 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as the expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates project, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In 2016, 2015 and 2014, we recognized losses amounting to $11.8 million, $49.5 million and $71.7 million, respectively, related to tax loss carryforwards for which realization is not expected to occur. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. The Company assesses the likelihood of any adverse judgments or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position. Such outcomes may change in the future due to new developments in each matter.

As of December 31, 2016, in accordance with ASC 740, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred, in an amount of $20 million, related to assessments for the fiscal years 2010 and 2011. No formal claim has been made for fiscal years from 2012 to 2016 by taxing authorities in any of the mentioned matters. However, those years are still subject to audit and claims may be asserted in the future.

 Provision for Contingencies

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. Accounting for contingencies involves the use of estimates for determining the probability of each contingency and the estimated amount to settle the obligation, including related costs. We accrue liabilities when it is probable that future costs will be incurred and the costs can be reasonably estimated. The accruals are based on all the information available at the issuance date of the financial statements, including our estimates of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling similar matters. If we are unable to reliably measure the obligation, no provision is recorded and information is then presented in the notes to our consolidated financial statements. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized. See “Item 3. Legal Proceedings” for a description of significant claims, lawsuits and other proceedings.

See Note 18 to our consolidated financial statements.

Results of Operations

We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

In a number of places in this report on Form 6-K, in order to analyze changes in our business from period to period, we present our results of operations and financial condition on a constant currency basis, which is considered to be a non-GAAP measure. Constant currency results isolate the effects of foreign exchange rates on our results of operations and financial condition. In particular, we have isolated the effects of appreciation and depreciation of local currencies in the Territories against the U.S. dollar because we believe that doing so is useful in understanding the development of our business. For these purposes, we eliminate the effect of movements in the exchange rates by converting the balances for both periods being compared from their local currencies to the U.S. dollar using the same exchange rate.

Key Business Measures

The following tables present sales, sales growth, sales growth on a constant currency basis, comparable sales growth and average restaurant sales increases/(decreases):

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2016	2015	2014	2016(1)	2015(3)	2016(1)	2015(3)	2016(2)	2015(4)
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants	$2,803,334	$2,930,379	$3,504,302	(4.3)%	(16.4)%	13.5%	10.9%	13.9%	8.8%
Franchised sales	990,220	973,708	1,238,326	1.7	(21.4)	21.2	17.1	15.8	12.9
Systemwide sales	3,793,554	3,904,087	4,742,628	(2.8)	(17.7)	15.4	12.5	14.4	9.9

(1)	In nominal terms, sales decreased during 2016 due to the negative impact of the depreciation of most currencies in the Territories against the U.S. dollar. This was partially offset by comparable sales growth of 14.4% and the net addition of 35 restaurants systemwide since January 1, 2015. We had 1,553 Company-operated restaurants and 603 franchised restaurants as of December 31, 2016, compared to 1,588 Company-operated restaurants and 553 franchised restaurants as of December 31, 2015.

(2)	Our comparable sales growth on a systemwide basis in 2016 was driven by the increase in average check, which resulted mainly from price increases.

(3)	In nominal terms, sales decreased during 2015 due to the negative impact of the depreciation of most currencies in the Territories against the U.S. dollar. This was partially offset by comparable sales growth of 9.9% and the net addition of 79 restaurants systemwide since January 1, 2014. We had 1,588 Company-operated restaurants and 553 franchised restaurants as of December 31, 2015, compared to 1,577 Company-operated restaurants and 544 franchised restaurants as of December 31, 2014.

(4)	Our comparable sales growth on a systemwide basis in 2015 was driven by the increase in average check, which resulted mainly from price increases.

By division

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2016	2015	2014	2016	2015	2016	2015	2016	2015
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants:
Brazil	$1,254,684	$1,289,543	$1,724,889	(2.7)%	(25.2)%	2.4%	4.8%	3.6%	1.5%
Caribbean division	396,807	386,512	574,540	2.7	(32.7)	29.5	16.5	29.6	16.1
NOLAD	349,190	351,122	367,075	(0.6)	(4.3)	7.5	4.2	4.7	1.2
SLAD	802,653	903,202	837,798	(11.1)	7.8	24.8	22.6	24.8	22.0
Total Sales by Company-operated restaurants	2,803,334	2,930,379	3,504,302	(4.3)	(16.4)	13.5	10.9	13.9	8.8

Franchised sales:
Brazil	630,706	589,994	756,211	6.9	(22.0)	11.8	9.3	3.7	2.7
Caribbean division	96,646	91,411	199,864	5.7	(54.3)	94.7	46.4	97.9	51.2
NOLAD	132,745	145,951	164,511	(9.0)	(11.3)	0.8	(0.2)	2.7	1.0
SLAD	130,123	146,352	117,740	(11.1)	24.3	33.5	41.8	30.5	31.1
Total Franchised sales	990,220	973,708	1,238,326	1.7	(21.4)	21.2	17.1	15.8	12.9

Systemwide sales:
Brazil	1,885,390	1,879,537	2,481,100	0.3	(24.2)	5.4	6.1	3.6	1.9
Caribbean division	493,453	477,923	774,404	3.2	(38.3)	42.0	24.2	42.5	25.0
NOLAD	481,935	497,073	531,586	(3.0)	(6.5)	5.6	2.8	4.1	1.2
SLAD	932,776	1,049,554	955,538	(11.1)	9.8	26.0	25.0	25.6	23.2
Total Systemwide sales	3,793,554	3,904,087	4,742,628	(2.8)	(17.7)	15.4	12.5	14.4	9.9

	Sales			Number of restaurants				Average restaurant sales
	For the Years Ended December 31,			For the Years Ended December 31,				For the Years Ended December 31,
	2016	2015	2014	2016	2015	2014	2013	2016	(1)	2015	(2)	2014
	(in thousands of U.S. dollars, except for number of restaurants)
Sales by Company-operated restaurants	$2,803,334	$2,930,379	$3,504,302	1,553	1,588	1,577	1,538	$1,785		$1,852		$2,250
Franchised sales	990,220	973,708	1,238,326	603	553	544	524	1,713		1,775		2,319
Systemwide sales	3,793,554	3,904,087	4,742,628	2,156	2,141	2,121	2,062	1,766		1,832		2,268

(1)	Our ARS decreased in 2016 because of the depreciation of most currencies in the Territories against the U.S. dollar, partially offset by comparable sales growth of 14.4%.

(2)	Our ARS decreased in 2015 because of the depreciation of most currencies in the Territories against the U.S. dollar, partially offset by comparable sales growth of 9.9%.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Set forth below are our results of operations for the years ended December 31, 2016 and 2015.

	For the Years Ended December 31,		% Increase (Decrease)
	2016	2015(1)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$2,803,334	$2,930,379	(4.3)%
Revenues from franchised restaurants	125,296	122,361	2.4
Total revenues	2,928,630	3,052,740	(4.1)
Company-operated restaurant expenses:
Food and paper	(1,012,976)	(1,037,487)	(2.4)
Payroll and employee benefits	(607,082)	(660,773)	(8.1)
Occupancy and other operating expenses	(752,428)	(793,622)	(5.2)
Royalty fees	(142,777)	(149,089)	(4.2)
Franchised restaurants – occupancy expenses	(55,098)	(54,242)	1.6
General and administrative expenses	(221,075)	(270,680)	(18.3)
Other operating income, net	41,386	6,560	530.9
Total operating costs and expenses	(2,750,050)	(2,959,333)	(7.1)
Operating income	178,580	93,407	91.2
Net interest expense	(66,880)	(64,407)	3.8
Loss from derivative instruments	(3,065)	(2,894)	5.9
Foreign currency exchange results	32,354	(54,032)	(159.9)
Other non-operating expenses, net	(2,360)	(627)	276.4
Income (loss) before income taxes	138,629	(28,553)	(585.5)
Income tax expense	(59,641)	(22,816)	161.4
Net income (loss)	78,988	(51,369)	(253.8)
Less: Net income attributable to non-controlling interests	(178)	(264)	(32.6)
Net income (loss) attributable to Arcos Dorados Holdings Inc	78,810	(51,633)	(252.6)

(1)	Due to certain changes in accounting for expenses in 2016, certain reclassifications have been made from “Occupancy and other operating expenses” to “Payroll and employee benefits” in the Income Statement Data for the fiscal year ended December 31, 2015 in order to ensure comparability with our results for the fiscal year ended December 31, 2016. See Note 2 to our consolidated financial statements for additional information.

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2016 and 2015.

Systemwide Restaurants	For the Years Ended December 31,
	2016	2015
Systemwide restaurants at beginning of period	2,141	2,121
Restaurant openings	33	36
Restaurant closings	(18)	(16)
Systemwide restaurants at end of period	2,156	2,141

Company-Operated Restaurants	For the Years Ended December 31,
	2016	2015
Company-operated restaurants at beginning of period	1,588	1,577
Restaurant openings	17	18
Restaurant closings	(11)	(12)
Net conversions of franchised restaurants to Company-operated restaurants	(41)	5
Company-operated restaurants at end of period	1,553	1,588

Franchised Restaurants	For the Years Ended December 31,
	2016	2015
Franchised restaurants at beginning of period	553	544
Restaurant openings	16	18
Restaurant closings	(7)	(4)
Net conversions of franchised restaurants to Company-operated restaurants	41	(5)
Franchised restaurants at end of period	603	553

Revenues

	For the Years Ended December 31,		% Decrease
	2016	2015
	(in thousands of U.S. dollars)
Sales by company-operated restaurants
Brazil	$1,254,684	$1,289,543	(2.7)%
Caribbean division	396,807	386,512	2.7
NOLAD	349,190	351,122	(0.6)
SLAD	802,653	903,202	(11.1)
Total	2,803,334	2,930,379	(4.3)
Revenues from franchised restaurants
Brazil	78,553	72,446	8.4%
Caribbean division	12,864	11,632	10.6
NOLAD	14,775	16,242	(9.0)
SLAD	19,104	22,041	(13.3)
Total	125,296	122,361	2.4
Total revenues
Brazil	1,333,237	1,361,989	(2.1)%
Caribbean division	409,671	398,144	2.9
NOLAD	363,965	367,364	(0.9)
SLAD	821,757	925,243	(11.2)
Total	2,928,630	3,052,740	(4.1)

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants decreased by $127.0 million, or 4.3%, from $2,930.4 million in 2015 to $2,803.3 million in 2016, mainly as a result of the depreciation of most currencies in the Territories against the U.S. dollar ($523.3 million). Additionally, the net conversion of 36 Company-operated restaurants into franchised restaurants, partially offset by 12 net restaurant openings since January 1, 2015, caused sales to decrease by $0.9 million. This was partially offset by 13.9% growth in comparable sales, mainly due to a higher average check, which caused sales to increase by $397.2 million. However, this increase in comparable sales was negatively affected by a worsening macroeconomic environment in our main countries.

In Brazil, sales by Company-operated restaurants decreased by $34.9 million, or 2.7%, to $1,254.7 million. This was a consequence of the depreciation of the real against the U.S. dollar, which caused sales to decrease by $66.2 million, and the conversion of 42 Company-operated restaurants into franchised restaurants, partially offset by 12 net restaurant openings, since January 1, 2015, which caused sales to decrease by $13.0 million. This was partially offset by comparable sales growth of 3.6%, which contributed $44.4 million to sales increase.

In the Caribbean division, sales by Company-operated restaurants increased by $10.3 million, or 2.7%, to $396.8 million. This was a consequence of 29.6% growth in comparable sales, mainly resulting from a higher average check related to Venezuela´s inflation, which caused sales to increase by $114.0 million. Additionally, the opening of 2 restaurants, partially offset by the closing of 6 restaurants since January 1, 2015, contributed $0.2 million to sales increase. This increase was partially offset by the depreciation of most currencies in the region against the U.S. dollar, which caused sales to decrease by $103.9 million.

In NOLAD, sales by Company-operated restaurants decreased by $1.9 million, or 0.6%, to $349.2 million. This was a consequence of the depreciation of local currencies, which caused sales to decrease by $28.4 million. This was partially offset by comparable sales growth by 4.7%, driven by average check growth, which contributed $16.7 million to the increase in sales, and 5 net restaurant openings, which coupled with the conversion of 8 franchised restaurants into Company-operated restaurants since January 1, 2015 contributed $9.8 million to sales increase.

In SLAD, sales by Company-operated restaurants decreased by $100.5 million, or 11.1%, to $802.7 million. This was a consequence of the depreciation of the Argentine peso against the U.S. dollar, which caused sales to decrease by $310.1 million, which coupled with the depreciation of other currencies in the division accounted for $14.6 million of sales decrease. This was partially offset by a 24.8% growth in comparable sales, resulting mainly from a higher average check due to price increases, which caused sales to increase by $222.2 million, coupled with the opening of 3 restaurants, partially offset by the conversion of 2 Company-operated restaurants into franchised restaurants and the closing of 4 restaurants since January 1, 2015, contributing $2.1 million to the increase in sales.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants increased by $2.9 million, or 2.4%, from $122.4 million in 2015 to $125.3 million in 2016. The main contributor to this increase was comparable sales growth of 15.8%, which resulted in an increase in revenues of $21.3 million, coupled with the net conversion of 36 Company-operated restaurants into franchised restaurants and the net opening of 23 franchised restaurants since January 1, 2015, which caused revenues from franchised restaurants to increase by $5.7 million. Additionally, higher rental income as a percentage of sales which increased from 12.6% in 2015 to 12.7% in 2016, contributed $1.5 million to the increase in revenues. This was partially offset by the depreciation of most currencies in the Territories against the U.S. dollar by $25.6 million. In 2016, 82.8% and 17.2% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively. In 2015, 82.7% and 17.3% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively.

In Brazil, revenues from franchised restaurants increased by $6.1 million, or 8.4%, to $78.6 million primarily as a result of the conversion of 42 Company-operated restaurants into franchised restaurants and the net opening of 24 franchised restaurants, since January 1, 2015, which caused revenues from franchised restaurants to increase by $5.7 million, and comparable sales growth of 3.7%, which contributed with $2.9 million of the increase. In addition, increased rental income, resulted in increased revenues from franchised restaurants of $1.2 million. This was partially offset by the depreciation of the real against the U.S. dollar, which a negative impacted revenues in the region by $3.6 million.

In the Caribbean division, revenues from franchised restaurants increased by $1.2 million, or 10.6%, to $12.9 million. This increase was driven by comparable sales growth of 97.9%, resulting in $11.1 million increase in revenues, and an increase in rental income which contributed in $1.0 million. This was partially offset by the depreciation of the Venezuelan bolivar against the U.S. dollar and the net closing of 2 restaurants since January 1, 2015, negatively affecting revenues by $10.8 million and $0.1 million, respectively.

In NOLAD, revenues from franchised restaurants decreased by $1.5 million, or 9.0%, to $14.8 million. This decrease was a result of the depreciation of the Mexican peso against the U.S. dollar, contributing $1.6 million, coupled with the conversion of 8 franchised restaurants into Company-operated restaurants and the net closing of 1 restaurant since January 1, 2015, which caused revenues from franchised restaurants to decrease by $0.3 million. These effects were partially offset by a 2.7% increase in comparable sales, which resulted in a $0.4 million increase in revenue.

In SLAD, revenues from franchised restaurants decreased by $2.9 million, or 13.3%, to $19.1 million. This decrease resulted mainly from the depreciation of the local currencies in Argentina and Chile against the U.S. dollar and lower rental income, which represented a decrease in revenues of $9.6 million and $0.7 million, respectively. This was partially offset by comparable sales growth of 30.5%, which accounted for a $6.9 million increase in revenues, coupled with the net opening of 2 restaurants and the conversion of 2 Company-operated restaurants into franchised restaurants since January 1, 2015, which caused revenues to increase by $0.5 million.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs decreased by $24.5 million, or 2.4%, to $1,013.0 million in 2016, as compared to 2015. As a percentage of our total sales by Company-operated restaurants, food and paper costs increased by 0.7 percentage points to 36.1%, primarily due to the higher exchange rate at which the Company hedged its exposure to imported goods in Brazil, coupled with a negative change in product mix related to the Company’s focus on promotional activities in Brazil and Argentina.

In Brazil, food and paper costs increased by $0.2 million, to $433.6 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 1.0 percentage point to 34.6%, primarily as a result of the higher exchange rate at which the Company hedged its exposure to imported goods, coupled with an unfavorable change in product mix, derived from promotional activities carried out in an attempt to offset the unfavorable macroeconomic environment.

In the Caribbean division, food and paper costs increased by $0.6 million, or 0.4%, to $148.8 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.8 percentage points to 37.5%, primarily due to lower cost increases as compared to price increases, and a positive change in the product mix in Colombia and Puerto Rico.

In NOLAD, food and paper costs decreased by $1.4 million, or 1.0%, to $134.0 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.2 percentage points to 38.4%, resulting primarily from a decline in raw material costs in Costa Rica and Panama, partially offset by the negative impact of the depreciation of the Mexican peso on imported goods.

In SLAD, food and paper costs decreased by $24.0 million, or 7.5%, to $296.7 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 1.5 percentage points to 37.0%, mostly as a result of lower price increases as compared to cost increases, and a negative shift in the product mix, both related to the Company’s focus on promotional activities in order to sustain traffic in Argentina’s unfavorable consumer environment.

Payroll and Employee Benefits

Our total payroll and employee benefits costs decreased by $53.7 million, or 8.1%, to $607.1 million in 2016, as compared to 2015. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.9 percentage points to 21.7%. The decrease is mostly attributable to operational efficiencies in Brazil and SLAD, as well as higher sales increases as compared to salary increases in Venezuela and government incentives for employers in Puerto Rico.

In Brazil, payroll and employee benefits costs decreased by $26.5 million, or 8.5%, to $286.6 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 1.4 percentage points to 22.8% mainly as a result of operational efficiencies.

In the Caribbean division, payroll and employee benefits costs decreased by $1.7 million, or 1.9%, to $85.6 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 1.0 percentage points to 21.6%, as a result of government incentives for employers in Puerto Rico, coupled with higher sales increases as compared to salary increases and lower restaurant managers staff, both in Venezuela.

 In NOLAD, payroll and employee benefits costs decreased by $0.2 million, or 0.3%, to $56.7 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs remained unchanged at 16.2%.

In SLAD, payroll and employee benefits costs decreased by $25.3 million, or 12.4%, to $178.2 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits decreased by 0.3 percentage points to 22.2% as a result of a decline in Argentina’s relative weight in the SLAD division’s payroll and employee benefits structure, coupled with operational efficiencies and higher sales increases as compared to salary increases in Chile and Uruguay.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses decreased by $41.2 million, or 5.2%, to $752.4 million in 2016, as compared to 2015. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.2 percentage points to 26.8%, mainly due to lower outside services in Brazil and utilities in NOLAD and Puerto Rico.

In Brazil, occupancy and other operating expenses decreased by $10.4 million, or 3.1%, to $330.3 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 0.1 percentage points to 26.3%, mainly due to lower outside services related with operational efficiencies.

In the Caribbean division, occupancy and other operating expenses decreased by $4.4 million, or 3.5%, to $120.4 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 2.0 percentage points to 30.3% due to lower utility rates in Puerto Rico and the positive impact of higher sales growth as compared to inflation in Colombia, coupled with lower outside services and IT services and depreciation and amortization expenses in Venezuela.

In NOLAD, occupancy and other operating expenses decreased by $5.0 million, or 4.3%, to $111.2 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 1.2 percentage points to 31.9%, mainly due to lower utility expenses and lower depreciation and amortization expenses.

In SLAD, occupancy and other operating expenses increased by $22.1 million, or 9.7%, to $206.2 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.4 percentage points to 25.7% mainly due to higher utility costs related to an increase in rates and a reduction in government subsidies, coupled with higher outside services related to high inflation in Argentina.

Royalty Fees

Our total royalty fees decreased by $6.3 million, or 4.2%, to $142.8 million in 2016, as compared to 2015. As a percentage of sales, royalty fees remain unchanged at 5.1%.

In Brazil, royalty fees decreased by $2.0 million, or 2.8%, to $67.1 million in 2016, as compared to 2015, in line with the decrease in sales by Company-operated restaurants.

In the Caribbean division, royalty fees increased by $0.7 million, or 3.5%, to $19.6 million in 2016, as compared to 2015. As a percentage of sales by Company-operated restaurants, royalty fees remain unchanged at 4.9%.

In NOLAD, royalty fees decreased by $0.1 million, or 0.4%, to $16.9 million in 2016, as compared to 2015, in line with the decrease in sales by Company-operated restaurants.

In SLAD, royalty fees decreased by $5.0 million, or 11.2%, to $39.1 million in 2016, as compared to 2015. As a percentage of sales by Company-operated restaurants, royalty fees remained unchanged at 4.9%.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants increased by $0.9 million or 1.6%, to $55.1 million in 2016, as compared to 2015, mainly due to higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants, the conversion of Company-operated restaurants into franchised restaurants and store openings. This was partially offset by the depreciation of a number of local currencies in the Territories against the U.S. dollar.

In Brazil, occupancy expenses from franchised restaurants increased by $3.3 million, or 10.0%, to $36.8 million in 2016, as compared to 2015, primarily due to higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants, the conversion of Company-operated restaurants into franchised restaurants and store openings. This was partially offset by the depreciation of the Brazilian real against de U.S. dollar.

In the Caribbean division, occupancy expenses from franchised restaurants decreased by $0.3 million, or 4.1% to $7.9 million. This was mainly due to the depreciation of the Venezuelan bolívar against the U.S. dollar, coupled with lower depreciation and amortization expenses in Venezuela. This was partially offset by higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants.

In NOLAD, occupancy expenses from franchised restaurants decreased by $1.4 million, or 15.4%, to $7.8 million in 2016, as compared to 2015, mainly due to the depreciation of the Mexican peso against the U.S. dollar, coupled with lower rent expenses for leased properties, as a consequence of the conversion of franchised restaurants into Company-operated restaurants and net closings.

In SLAD, occupancy expenses from franchised restaurants decreased by $0.7 million, or 13.3%, to $4.5 million in 2016, as compared to 2015, mainly due to the depreciation of local currencies against the U.S. dollar in Argentina and Chile and the reversal of allowances for doubtful accounts in Argentina in 2016. This was partially offset by higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants, the conversion of Company-operated restaurants into franchised restaurants and store openings.

Set forth below are the margins for our franchised restaurants in 2016, as compared to 2015. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2016	2015
Brazil	53.2%	53.8%
Caribbean Division	38.7	29.2
NOLAD	47.5	43.6
SLAD	76.4	76.5
Total	56.0	55.7

General and Administrative Expenses

General and administrative expenses decreased by $49.6 million, or 18.3%, to $221.1 million in 2016, as compared to 2015. This decrease was mostly due to the depreciation of most currencies in the Territories against the U.S. dollar, amounting to $40.9 million, and lower payroll expenses due to the reorganization and optimization plans carried out during the last quarter of 2015 amounting to $17.7 million, coupled with lower severance payment and lower outside services, amounting to $9.0 million and $8.3 million, respectively. Decreases of $2.6 million and $1.4 million in software amortization expenses and telecommunications expenses, respectively, also contributed. This was partially offset by salary increases, mainly linked to the inflation in Argentina and Venezuela, amounting to $20.5 million and higher variable compensation provisions amounting to $4.5 million, coupled with a decrease of management fees charged to McDonald’s Corporation for services rendered to other markets that do not involve Arcos Dorados and higher travel expenses, amounting to $3.7 million and $1.0 million, respectively.

In Brazil, general and administrative expenses decreased by $14.6 million, or 17.8%, to $67.5 million in 2016, as compared to 2015. The decrease resulted from lower payroll costs due to the reorganization and optimization plans carried out during the last quarter of 2015 amounting to $8.0 million, the depreciation of the Brazilian real against the U.S. dollar amounting to $3.3 million and a decrease in outside services amounting to $2.8 million. Lower software amortization expenses amounting to $2.8 million, lower severance payments amounting to $2.4 million, and a decrease in telecommunications expense amounting to $1.0 million also contributed to the decrease. This was partially offset by higher payroll costs as a result of salary increases and the hiring of employees to fill new positions amounting to $5.8 million and higher variable compensation provisions amounting to $0.3 million.

In the Caribbean division, general and administrative expenses decreased by $3.3 million, or 9.3%, to $32.3 million in 2016, as compared to 2015. This decrease is a result of depreciation of the Venezuelan bolívar and other currencies in the division against the U.S. dollar amounting to $4.1 million, lower severance payments amounting to $1.9 million, and lower payroll costs due to the reorganization and optimization plans carried out in the last quarter of 2015 amounting to $0.8 million. This was partially offset by salary increases mainly due to Venezuela’s inflation amounting to $2.7 million, a decrease in management fees charged to McDonald’s Corporation for services rendered to other markets that do not involve Arcos Dorados amounting to $0.7 million and higher variable compensation provisions amounting to $0.5 million.

In NOLAD, general and administrative expenses decreased by $6.7 million, or 23.5%, to $21.7 million in 2016, as compared to 2015. The decrease is a result of the depreciation of the Mexican peso against the U.S. dollar amounting to $2.5 million, a decrease in payroll due to lower variable compensation provisions amounting to $2.3 million and savings related to the reorganization and optimization plans carried out in the last quarter of 2015 amounting to $2.0 million. A decrease in outside services amounting to $1.2 million, lower severance payments amounting to $1.1 million and lower travel expenses amounting to $0.3 million, coupled with lower telecommunications expenses amounting to $0.2 million also contributed to the decrease. This was partially offset by a decrease in management fees charged to McDonald’s Corporation for services rendered to other markets that do not involve Arcos Dorados, amounting to $2.6 million, and salary increases amounting to $0.5 million.

In SLAD, general and administrative expenses decreased by $9.7 million, or 23.8%, to $31.0 million in 2016, as compared to 2015. This decrease is a result of the depreciation of the Argentine peso and other currencies in the division against the U.S. dollar amounting to $10.4 million and lower severance payments amounting to $3.7 million, coupled with lower payroll costs due to reorganization and optimization plans carried out during the last quarter of 2015 amounting to $2.7 million. This decrease was partially offset by salary increases and higher outside services, both linked to Argentina’s inflation, amounting to $4.5 million and $1.7 million, respectively. In addition, there was a decrease in management fees charged to McDonald’s Corporation for services rendered to other markets that do not involve Arcos Dorados amounting to $0.4 million and an increase in travel expenses amounting to $0.3 million.

General and administrative expenses for Corporate and others decreased by $15.4 million, or 18.3%, to $68.6 million in 2016, as compared to 2015. This decrease was mostly due to the depreciation of the Argentine peso against the U.S. dollar amounting to $20.6 million and lower outside services amounting to $6.0 million, coupled with lower payroll expenses due to reorganization and optimization plans carried out during the last quarter of 2015 amounting to $4.2 million. This was partially offset by salary increases linked to Argentina’s inflation, as a portion of our corporate expenses are located in Argentina, amounting to $7.0 million, coupled with higher variable compensation provisions, amounting to $6.1 million. In addition, increases in building and equipment depreciation and increases in travel expenses amounting to $1.5 million and $1.1 million, respectively, also contributed.

Other Operating Income, net

Other operating income, net increased by $34.8 million, to $41.4 million in 2016, as compared to $6.6 million in 2015. This increase was primarily attributable to $56.4 million related to our asset monetization plan, offset by net tax recoveries in Brazil of $3.8 million in 2016 and $32.6 million in 2015.

Operating Income

	For the Years Ended December 31,		% Increase (Decrease)
	2016	2015
	(in thousands of U.S. dollars)
Brazil	$122,636	$116,820	5.0%
Caribbean division	(12,392)	(40,102)	(69.1)
NOLAD	45,145	8,710	418.3
SLAD	66,359	78,022	(14.9)
Corporate and other and purchase price allocation	(43,168)	(70,043)	(38.4)
Total	178,580	93,407	91.2

Operating income increased by $85.2 million, or 91.2%, to $178.6 million in 2016, as compared to 2015.

Net Interest Expense

Net interest expense increased by $2.5 million, or 3.8%, to $66.9 million in 2016, as compared to 2015. The increase was primarily explained by higher interest rates on the 2016 Secured Loan Agreement, which offset the lower interest expenses related to the 2016 notes ($24.7 million and $14.3 million, respectively). In addition, there was $5.1 million of interest income related to short-term investments in Brazil.

Loss from Derivative Instruments

Loss from derivative instruments increased by $0.2 million to $3.1 million in 2016, as compared to $2.9 million in 2015, primarily attributable to higher losses related to the ineffective portion of derivative instruments.

Foreign Currency Exchange Results

Foreign currency exchange results increased by $86.4 million, from a loss of $54.0 million in 2015 to a gain of $32.4 million in 2016, mainly due to the appreciation of the Brazilian real combined with a lower exposure to that currency in comparison with 2015 ($90.0 million) and a lower impact of exchange losses in Venezuela related to the reassessment of the exchange rate used for remeasurement purposes ($7.9 million). Those results were partially offset by negative results related to derivative instruments, amounting to $20.6 million.

Other Non-operating Expenses, Net

Other non-operating expenses, net increased by $1.7 million to a $2.4 million loss in 2016, as compared to a $0.6 million loss in 2015, primarily related to asset tax results amounting to $2.3 million.

Income Tax Expense

Income tax expense increased by $36.8 million, from $22.8 million in 2015 to $59.6 million in 2016, mainly explained by an improvement in Brazil’s taxable results as compared to 2015, and certain withholding tax expenses related to intercompany transactions. The resulting consolidated effective tax rate was 43.0% in 2016, as compared to (79.9)% in 2015.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests for 2016 decreased by $0.1 million to $0.2 million.

Net Income Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. increased by $130.4 million, or 252.6%, to a gain of $78.8 million in 2016, from a loss of $51.6 million in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Set forth below are our results of operations for the years ended December 31, 2015 and 2014.

	For the Years Ended December 31,		% Increase (Decrease)
	2015(1)	2014(1)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$2,930,379	$3,504,302	(16.4)%
Revenues from franchised restaurants	122,361	146,763	(16.6)
Total revenues	3,052,740	3,651,065	(16.4)
Company-operated restaurant expenses:
Food and paper	(1,037,487)	(1,243,907)	(16.6)
Payroll and employee benefits	(660,773)	(791,677)	(16.5)
Occupancy and other operating expenses	(793,622)	(939,481)	(15.5)
Royalty fees	(149,089)	(173,663)	(14.2)
Franchised restaurants – occupancy expenses	(54,242)	(63,939)	(15.2)
General and administrative expenses	(270,680)	(272,065)	(0.5)
Other operating income (expenses), net	6,560	(95,476)	(106.9)
Total operating costs and expenses	(2,959,333)	(3,580,208)	(17.3)
Operating income	93,407	70,857	31.8
Net interest expense	(64,407)	(72,750)	(11.5)
Loss from derivative instruments	(2,894)	(685)	322.5
Foreign currency exchange results	(54,032)	(74,117)	(27.1)
Other non-operating (expenses) income, net	(627)	146	(529.5)
Loss before income taxes	(28,553)	(76,549)	(62.7)
Income tax expense	(22,816)	(32,479)	(29.8)
Net loss	(51,369)	(109,028)	(52.9)
Less: Net income attributable to non-controlling interests	(264)	(305)	(13.4)
Net loss attributable to Arcos Dorados Holdings Inc	(51,633)	(109,333)	(52.8)

(1)	Due to certain changes in accounting for expenses in 2016, certain reclassifications have been made from “Occupancy and other operating expenses” to “Payroll and employee benefits” in the Income Statement Data for the fiscal years ended December 31, 2015 and 2014. See Note 2 to our consolidated financial statements for additional information.

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2015 and 2014.

Systemwide Restaurants	For the Years Ended December 31,
	2015	2014
Systemwide restaurants at beginning of period	2,121	2,062
Restaurant openings	36	82
Restaurant closings	(16)	(23)
Systemwide restaurants at end of period	2,141	2,121

Company-Operated Restaurants	For the Years Ended December 31,
	2015	2014
Company-operated restaurants at beginning of period	1,577	1,538
Restaurant openings	18	56
Restaurant closings	(12)	(19)
Net conversions of franchised restaurants to Company-operated restaurants	5	2
Company-operated restaurants at end of period	1,588	1,577

Franchised Restaurants	For the Years Ended December 31,
	2015	2014
Franchised restaurants at beginning of period	544	524
Restaurant openings	18	26
Restaurant closings	(4)	(4)
Net conversions of franchised restaurants to Company-operated restaurants	(5)	(2)
Franchised restaurants at end of period	553	544

Revenues

	For the Years Ended December 31,		% Increase (Decrease)
	2015	2014
	(in thousands of U.S. dollars)
Sales by company-operated restaurants
Brazil	$1,289,543	$1,724,889	(25.2)%
Caribbean division	386,512	574,540	(32.7)
NOLAD	351,122	367,075	(4.3)
SLAD	903,202	837,798	7.8
Total	2,930,379	3,504,302	(16.4)
Revenues from franchised restaurants
Brazil	72,446	91,157	(20.5)
Caribbean division	11,632	19,680	(40.9)
NOLAD	16,242	18,039	(10.0)
SLAD	22,041	17,887	23.2
Total	122,361	146,763	(16.6)
Total revenues
Brazil	1,361,989	1,816,046	(25.0)
Caribbean division	398,144	594,220	(33.0)
NOLAD	367,364	385,114	(4.6)
SLAD	925,243	855,685	8.1
Total	3,052,740	3,651,065	(16.4)

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants decreased by $573.9 million, or 16.4%, from $3,504.3 million in 2014 to $2,930.4 million in 2015, mainly as a result of the depreciation of most currencies in the Territories against the U.S. dollar ($955.0 million). This was partially offset by 8.8% growth in comparable sales, due to a higher average check, which caused sales to increase by $305.0 million, coupled with a $76.1 million increase as a result of 44 net restaurant openings and the conversion of seven franchised restaurants into Company-operated restaurants since January 1, 2014. Sales were negatively affected by a worsening macroeconomic environment in our main countries.

In Brazil, sales by Company-operated restaurants decreased by $435.3 million, or 25.2%, to $1,289.5 million. This was a consequence of the depreciation of the real against the U.S. dollar, which caused sales to decrease by $517.3 million. This was partially offset by 36 net restaurant openings since January 1, 2014 which contributed $56.6 million to sales, even considering the conversion of four Company-operated restaurants into franchised restaurants since January 1, 2014. Comparable sales were affected by a worsening macroeconomic environment, nevertheless, growth of 1.5% contributed $25.4 million to sales increase.

In the Caribbean division, sales by Company-operated restaurants decreased by $188.0 million, or 32.7%, to $386.5 million. The main driver of this decrease was the adoption of SIMADI as the reporting exchange rate in Venezuela, which caused sales to decrease by $230.5 million. Depreciation of other currencies in the division, accounted for $52.1 million in sales decrease. This was partially offset by 16.1% growth in comparable sales, which contributed $92.2 million to increase in sales. Average check growth was the driver of comparable sales growth and resulted from price increases. In addition, the conversion of three franchised restaurants into Company-operated restaurants, partially offset by the net closing of six restaurants since January 1, 2014 contributed $2.3 million to sales increase.

In NOLAD, sales by Company-operated restaurants decreased by $16.0 million, or 4.3%, to $351.1 million. This was a consequence of the depreciation of local currencies, which caused sales to decrease by $31.3 million. This was partially offset by nine net restaurant openings and the conversion of 11 franchised restaurants into Company-operated restaurants since January 1, 2014, which resulted in a sales increase of $10.7 million. Average check growth was the driver of comparable sales growth by 1.5%, which contributed $4.6 million to the increase in sales.

In SLAD, sales by Company-operated restaurants increased by $65.4 million, or 7.8%, to $903.2 million. This was a consequence of a 22.0% growth in comparable sales, resulting from a higher average check due to price increases, which caused sales to increase by $182.8 million, coupled with the net opening of four restaurants, partially offset by the conversion of three Company-operated restaurants into franchised restaurants, since January 1, 2014, contributing $6.5 million to the increase in sales. The depreciation of most currencies in the region against the U.S. dollar caused sales to decrease by $123.8 million.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants decreased by $24.4 million, or 16.6%, from $146.8 million in 2014 to $122.4 million in 2015. The main contributor to this decrease was the depreciation of most currencies in the Territories against the U.S. dollar by $59.8 million. This was partially offset by comparable sales growth of 12.8%, which resulted in an increase in revenues of $18.0 million, higher rental income as a percentage of sales which increased from 11.9% in 2014 to 12.6% in 2015, amounting to $10.3 million, and the net opening of 36 franchised restaurants (partially offset by the conversion of 7 franchised restaurants into Company-operated restaurants) since January 1, 2014, which caused revenues from franchised restaurants to increase by $7.0 million. In 2015, 82.7% and 17.3% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat-fee basis, respectively. In 2014, 84.5% and 15.5% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively.

In Brazil, revenues from franchised restaurants decreased by $18.7 million, or 20.5%, to $72.4 million primarily as a result of the depreciation of the real against the U.S. dollar by $29.0 million, partially offset by the net opening of 35 franchised restaurants and the conversion of four Company-operated restaurants into franchised restaurants, since January 1, 2014, coupled with comparable sales growth of 2.7%, which explained $6.0 million and $2.5 million of the increase, respectively. In addition, increased rental income, resulted in increased revenues from franchised restaurants of $1.9 million.

In the Caribbean division, revenues from franchised restaurants decreased by $8.0 million, or 40.9%, to $11.6 million. This decrease was driven by the adoption of SIMADI as the reporting exchange rate in Venezuela and the net closing of three restaurants as well as the conversion of three franchised restaurants into Company-operated restaurants since January 1, 2014, negatively impacting revenues by $25.6 million and $0.6 million, respectively. This was partially offset by comparable sales growth of 51.2%, resulting in an $9.8 million increase in revenues. Rental income was negatively affected in 2014 by Venezuelan governmental regulations on rental contracts, which imposed a limit on the rent that we can charge to lessees since December 2013. Such restrictions were relaxed in 2015, positively impacting revenues by $8.4 million.

In NOLAD, revenues from franchised restaurants decreased by $1.8 million, or 10.0%, to $16.2 million. This decrease was a result of the depreciation of the Mexican peso against the U.S. dollar, contributing $2.0 million. In addition, the conversion of 11 franchised restaurants into Company-operated restaurants since January 1, 2014, partially offset by the net opening of two restaurants, caused revenues from franchised restaurants to decrease by $0.1 million. These effects were offset in part by higher rental income and a 0.5% increase in comparable sales, which resulted in a $0.3 million and $0.1 million increase in revenues, respectively.

In SLAD, revenues from franchised restaurants increased by $4.2 million, or 23.2%, to $22.0 million. This growth resulted mainly from comparable sales growth of 31.1%, which accounted for $5.7 million. In addition, coupled with the net openings of two restaurants, and the conversion of 3 Company-operated restaurants into franchised restaurants since January 1, 2014, caused revenues to increase by $1.8 million. This was partially offset by the depreciation of the local currencies in Argentina and Chile against the U.S. dollar and lower rental income, representing a decrease in revenues of $3.1 million and $0.2, respectively.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs decreased by $206.4 million, or 16.6%, to $1,037.5 million in 2015, as compared to 2014. As a percentage of our total sales by Company-operated restaurants, food and paper costs decreased by 0.1 percentage points to 35.4%, primarily due to a higher level of inventories and higher currency depreciation in Venezuela in 2014 that, considering inventories are measured at their historical cost in U.S. dollars, generated a higher food and paper expense as a percentage of sales in 2014. In addition, higher price increases than cost increases in SLAD contributed to a decrease in food and paper costs as percentage of sales. This was partially offset by the impact of the depreciation of currencies over imported input costs, coupled with an unfavorable change in product mix in Brazil.

In Brazil, food and paper costs decreased by $130.5 million, to $433.4 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.9 percentage points to 33.6%, primarily as a result of an unfavorable change in product mix, derived from promotional activities carried out in an attempt to offset the unfavorable macroeconomic environment.

In the Caribbean division, food and paper costs decreased by $85.2 million, or 36.5%, to $148.2 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 2.3 percentage points to 38.3%, primarily due to a higher level of inventories and higher currency depreciation in Venezuela in 2014 that, considering inventories are measured at their historical cost in U.S. dollars, generated a higher food and paper expense as a percentage of sales in 2014, partially offset by higher costs resulting from the depreciation of the Colombian Peso.

In NOLAD, food and paper costs decreased by $4.1 million, or 3.0%, to $135.3 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.5 percentage points to 38.5%, resulting primarily from higher input costs resulting from the devaluation of the Mexican peso.

In SLAD, food and paper costs increased by $13.4 million, or 4.4%, to $320.6 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 1.2 percentage points to 35.5%, mostly as a result of higher price increases than costs increases in Argentina.

Payroll and Employee Benefits

Our total payroll and employee benefits costs decreased by $130.9 million, or 16.5%, to $660.8 million in 2015, as compared to 2014. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs remained unchanged at 22.5%. Operational efficiencies in NOLAD and SLAD and lower insurance expenses in the Caribbean, were offset by a tax credit related to salaries in Brazil in 2014 and severances related with a reorganization plan in Brazil.

In Brazil, payroll and employee benefits costs decreased by $94.1 million, or 23.1%, to $313.1 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 0.7 percentage points to 24.3% as a result of a tax over salaries credit in 2014, severances related with headcount optimization in 2015 and higher contingencies related to the increased efficiency of Brazilian courts in managing certain labor claims.

In the Caribbean division, payroll and employee benefits costs decreased by $43.3 million, or 33.2%, to $87.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 0.2 percentage points to 22.6%, mainly due to lower insurance expenses, partially offset by a change in Venezuela’s relative weight in the Caribbean division´s payroll and employee benefits structure, related to the adoption of SIMADI as the reporting exchange rate, as Venezuela’s payroll and employee benefit costs as percentage of sales is lower than the rest of the countries in the Caribbean division.

In NOLAD, payroll and employee benefits costs decreased by $7.1 million, or 11.1%, to $56.9 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased 1.2 percentage points to 16.2%, resulting from an increase in operational efficiency.

In SLAD, payroll and employee benefits costs increased by $13.6 million, or 7.2%, to $203.5 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits decreased by 0.1 percentage points to 22.5% as a result of a reduced number of restaurant managers as compared to the prior year.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses decreased by $145.9 million, or 15.5%, to $793.6 million in 2015, as compared to 2014. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 0.3 percentage points to 27.1%, mainly due to the adoption of SIMADI as reporting exchange rate in Venezuela, since certain costs are measured in U.S. dollars at historical exchange rates while sales are translated at the applicable SIMADI exchange rate; coupled with higher rents paid to third parties, mainly in Brazil.

In Brazil, occupancy and other operating expenses decreased by $108.3 million, or 24.1%, to $340.8 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 0.4 percentage points to 26.4%, mainly as a result of higher rent expenses, due to a higher number of contracts paid based on the minimum value.

In the Caribbean division, occupancy and other operating expenses decreased by $48.2 million, or 27.9%, to $124.8 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 2.2 percentage points to 32.3% due to the adoption of SIMADI as the reporting exchange rate in Venezuela, since sales are translated at the applicable SIMADI exchange rate, while depreciation and amortization and certain operational inventories are valued at historical U.S. dollar cost. This was partially offset by lower cost of outside services in Colombia and lower cost of utilities in Puerto Rico.

In NOLAD, occupancy and other operating expenses decreased by $11.0 million, or 8.7%, to $116.2 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 1.6 percentage points to 33.1%, mainly due to savings in electricity consumption and other cost efficiencies related to utilities.

In SLAD, occupancy and other operating expenses increased by $16.0 million, or 7.5%, to $228.3 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.1 percentage points to 25.3%, mainly due to lower depreciation and amortization expenses as percentage of sales by Company-operated restaurants.

Royalty Fees

Our total royalty fees decreased by $24.6 million, or 14.2%, to $149.1 million in 2015, as compared to 2014. As a percentage of sales, royalty fees increased by 0.1 percentage points to 5.1% due to a relief granted by McDonald’s corporation in 2014 in Venezuela due to the economic environment prevailing in that country.

In Brazil, royalty fees decreased by $23.6 million, or 25.5%, to $69.1 million in 2015, as compared to 2014, in line with the increase in sales by Company-operated restaurants.

In the Caribbean division, royalty fees decreased by $3.2 million, or 14.6%, to $19.0 million in 2015, as compared to 2014. As a percentage of sales by Company-operated restaurants, royalty fees increased by 1.0 percentage point to 4.9% due to a relief granted by McDonald´s Corporation in Venezuela during 2014 due to the economic environment prevailing in that country.

In NOLAD, royalty fees decreased by $0.8 million, or 4.7%, to $17.0 million in 2015, as compared to 2014, in line with the increase in sales by Company-operated restaurants.

In SLAD, royalty fees increased by $3.1 million, or 7.7%, to $44.1 million in 2015, as compared to 2014. As a percentage of sales by Company-operated restaurants, royalty fees remained unchanged at 4.9%.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants decreased by $9.7 million or 15.2%, to $54.2 million in 2015, as compared to 2014, mainly due to the depreciation of the Brazilian real, Mexican peso and the adoption of SIMADI as the reporting exchange rate in Venezuela. This was partially offset by higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants and store openings, coupled with higher depreciation and amortization expenses for owned properties.

In Brazil, occupancy expenses from franchised restaurants increased by $7.3 million, or 18.0%, to $33.4 million in 2015, as compared to 2014, primarily due to the depreciation of the Brazilian real. This was partially offset by higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants and store openings, coupled with higher depreciation and amortization expenses for owned properties.

In the Caribbean division, occupancy expenses from franchised restaurants decreased by $2.2 million, or 21.2% to $8.2 million. This was mainly due to the adoption of SIMADI as the reporting exchange rate in Venezuela, partially offset by higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants.

In NOLAD, occupancy expenses from franchised restaurants decreased by $1.9 million, or 16.9%, to $9.2 million in 2015, as compared to 2014, mainly due to the depreciation of the Mexican peso against the U.S. dollar, coupled with a reversal of allowances for doubtful accounts in Mexico in 2015.

In SLAD, occupancy expenses from franchised restaurants decreased by $1.1 million, or 27.7%, to $5.2 million in 2015, as compared to 2014, mainly due to higher rent expenses for leased properties, as a consequence of the increase in sales from franchised restaurants and store openings. This was partially offset the depreciation of local currencies against the U.S. dollar in Argentina and Chile.

Set forth below are the margins for our franchised restaurants in 2015, as compared to 2014. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2015	2014
Brazil	53.8%	55.3%
Caribbean Division	29.2	46.9
NOLAD	43.6	38.9
SLAD	76.5	77.3
Total	55.7%	56.4%

General and Administrative Expenses

General and administrative expenses decreased by $1.4 million, or 0.5%, to $270.7 million in 2015, as compared to 2014. This decrease was mostly due to the depreciation of most currencies in the Territories against the U.S. dollar, amounting to $69.4 million, and a decrease in payroll due to the reorganization and optimization plans carried out during the second quarter of 2014 and the last quarter of 2015, amounting to $8.2 million. This was partially offset by salary increases amounting to $28.0 million, mainly linked to the inflation in Argentina and Venezuela, increases in outside services amounting to $20.0 million, higher bonuses and other variable compensation provisions amounting to $14.7 million, and increases in severance payments as a consequence of the staff reorganization amounting to $13.3 million.

In Brazil, general and administrative expenses decreased by $10.5 million, or 11.4%, to $82.0 million in 2015, as compared to 2014. The decrease resulted primarily from the depreciation of the real against the U.S. dollar amounting to $33.4 million, coupled with a decrease in payroll due to the reorganization and optimization plans carried out during second quarter of 2014 and last quarter of 2015 amounting to $1.3 million. This was partially offset by salary increases amounting to $8.4 million, increases in outside services amounting to $6.3 million, and bonuses and other variable compensation provisions amounting to $4.4 million, coupled with severance payment which amounted to $3.2 million. In addition, this decrease was partially offset by an increase in software amortization amounting to $2.3 million.

In the Caribbean division, general and administrative expenses decreased by $10.7 million, or 23.2%, to $35.6 million in 2015, as compared to 2014. This decrease was mainly due to the adoption of SIMADI as the reporting exchange rate in Venezuela and to the depreciation of other currencies in the Caribbean division, amounting to $16.8 million, coupled with a decrease in payroll cost due to the reorganization and optimization plans carried out in the second quarter of 2014 and the last quarter of 2015 amounting to $2.3 million. In addition, increases in occupancy expenses, amounting to $1.8 million . This was partially offset by salary increases mainly due to Venezuela’s inflation amounting to $3.7 million and higher bonuses and other variable compensation provisions amounting to $2.7 million, coupled with an increase in outside services amounting to $2.2 million and severance payments amounting to $1.2 million.

In NOLAD, general and administrative expenses decreased by $1.2 million, or 4.1%, to $28.3 million in 2015, as compared to 2014. The decrease was mostly due to the depreciation of the Mexican peso against the U.S. dollar amounting to $3.9 million, coupled with a decrease in payroll due to staff reorganizations carried out during the second quarter of 2014 and the last quarter of 2015 amounting to $ 0.9 million. This was partially offset by higher bonuses and other variable compensation provisions amounting to $1.8 million and an increase in outside services amounting to $1.1 million, coupled with salary increases and severance payments amounting to $0.6 million and $0.5 million, respectively.

In SLAD, general and administrative expenses increased by $4.9 million, or 13.8%, to $40.7 million in 2015, as compared to 2014. This increase is a result of salary increases linked to Argentina’s inflation amounting to $4.5 million, increases in severance payments amounting to $2.9 million and bonus and other variable compensation provisions amounting to $1.4 million, coupled with increases in occupancy expenses and outside services amounting to $2.6 million and increase in other payroll-related expenses amounting to $0.5 million. In addition, the increase was due to the increases in travel expenses and employee meals to $0.3 million and $0.1 million, respectively. This increase was partially offset mainly by the depreciation of the Argentine peso and other currencies in the division against the U.S. dollar amounting to $5.0 million, coupled with a decrease in payroll costs due to staff reorganizations carried out during the second quarter of 2014 and the last quarter of 2015 amounting to $2.6 million.

General and administrative expenses for Corporate and others increased by $16.1 million, or 23.8%, to $84.0 million in 2015, as compared to 2014. This increase was mostly due to salary increases linked to Argentina’s inflation, as a portion of our corporate expenses are located in Argentina, amounting to $10.9 million and an increase in outside services amounting to $8.0 million, coupled with an increase in severance payments amounting to $5.6 million and bonuses and other variable compensation provisions amounting to $4.4 million. This was partially offset by the depreciation of the Argentine peso against the U.S. dollar, amounting to $10.3 million, coupled with a decrease in payroll due to staff reorganizations carried out during the second quarter of 2014 and the last quarter of 2015 amounting to $1.0 million. In addition, this increase was partially offset by a decrease in travel expenses and meeting expenses amounting to $0.3 million and $0.2 million, respectively.

Other Operating Income (Expenses), Net

Other operating income (expenses), net increased by $102.0 million, to $6.6 million in 2015, as compared to an expense of $95.5 million in 2014. This increase was primarily attributable to lower impairment of long-lived assets and write-down of certain inventories in Venezuela ($37.4 million and $15.8 million, respectively), a net tax recovery in Brazil amounting to $32.6 million and higher gain from sale and insurance recovery of property and equipment ($8.9 million).

Operating Income

	For the Years Ended December 31,		% Increase (Decrease)
	2015	2014
	(in thousands of U.S. dollars)
Brazil	$116,820	$155,799	(25.0)%
Caribbean division	(40,102)	(91,859)	(56.3)
NOLAD	8,710	(9,150)	(195.2)
SLAD	78,022	62,768	24.3
Corporate and others and purchase price allocation	(70,043)	(46,701)	50.0
Total	93,407	70,857	31.8

Operating income increased by $22.6 million, or 31.8%, to $93.4 million in 2015, as compared to 2014.

Net Interest Expense

Net interest expense decreased by $8.3 million, or 11.5%, to $64.4 million in 2015, as compared to 2014. The decrease was primarily attributable to lower interest on the 2016 notes ($8.3 million), due to the depreciation of the Brazilian reais.

Loss from Derivative Instruments

Loss from derivative instruments increased by $2.2 million to $2.9 million in 2015, as compared to $0.7 million in 2014, primarily due to the amendment of the cross-currency interest rate swap agreement ($2.6 million).

Foreign Currency Exchange Results

Foreign currency exchange results decreased by $20.1 million, to a $54.0 million loss in 2015, from $74.1 million in 2014, mainly due to lower foreign currency exchange loss in Venezuela related to the reassessment of the exchange rate used for remeasurement purposes for $50.6 million, partially offset by the net impact of the Brazilian reais depreciation in intercompany balances and long-term debt ($25.8 million).

Other Non-operating Expenses, Net

Other non-operating expenses, net decreased by $0.8 million to a $0.6 million loss in 2015, as compared to a $0.1 million loss in 2014

Income Tax Expense

Income tax expense decreased by $9.7 million, from $32.5 million in 2014 to $22.8 million in 2015, mainly explained by an increase in deferred income tax benefit. The resulting consolidated effective tax rate was (79.9)% in 2015, as compared to (42.4)% in 2014. See Note 16 to our consolidated financial statements for a reconciliation of income tax expense for fiscal years 2015 and 2014.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests for 2015 remained unchanged from 2014.

Net Loss Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net loss attributable to Arcos Dorados Holdings Inc. decreased by $57.7 million in 2015, or 52.8%, to a loss of $51.6 million, as compared to a loss of $109.3 million in 2014.

B.       Liquidity and Capital Resources

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest we pay on this indebtedness;

•	our dividend policy;

•	changes in exchange rates which will impact our generation of cash flows from operations when measured in U.S. dollars; and

•	our capital expenditure requirements.

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. Under the 2017-2019 restaurant opening and reinvestment plan, we are required to open 180 restaurants and to reinvest $292 million in existing restaurants. We expect to fund these commitments using cash flow from operations. However, we cannot assure you that we will generate enough cash flow from operations to fund these commitments, and their satisfaction may require us to incur future debt and/or equity financing.

Our management believes in our ability to obtain the sources of liquidity and capital resources that are necessary in this challenging economic environment and also believes that our liquidity and capital resources, including working capital, are adequate for our present requirements and business operations and will be adequate to satisfy our currently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs.

Overview

Net cash provided by operations was $164.2 million in 2016, compared to $112.7 million in 2015. Our investing activities provided $23.0 million in comparison with an expenditure of $60.1 in 2015. Cash used in financing activities increased by $70.7 million, from $42.3 million in 2015 to $113.0 million in 2016. This was mainly as a result of the purchase of the 2016 notes and payments in connection with the final maturity of the 2016 notes amounting $169.4 million, the purchase of 2023 notes in 2016 for $80.8 million and higher payments on derivative instruments amounting to $26.1 million. This was partially offset by the proceeds from the 2016 Secured Loan Agreement which was entered into on March 29, 2016 amounting to $167.3 million, lower short term borrowings amounting to $26.6 million and the impact of no dividend payments during 2016.

Net cash provided by operations was $112.7 million in 2015, compared to $193.1 million in 2014. Our investing activities program decreased by $108.8 million in 2015 to $60.1 million. Cash provided by financing activities decreased by $43.4 million, from an inflow of $1.2 million in 2014 to an outflow of $42.3 million in 2015. This was mainly as a result of the decrease in short-term borrowings and other long-term debt for $55.3 million and $33.3 million, respectively, and, the purchase of the 2016 notes in 2015 for $11.7 million. This was partially offset by lower dividend payments in 2015, amounting to $37.5 million, and the net collection of derivative instruments for $19.8 million.

At December 31, 2016, our total financial debt was $610.2 million, consisting of $579.7 million in long-term debt, of which $390.6 million related to the 2023 notes (including the original issue discount) and $164.4 million related to the 2016 Secured Loan Agreement (including the fair value adjustment), $25.6 million in other long-term borrowings and $4.7 million in capital lease obligations. The amount of long-term debt was offset by $5.6 million related to deferred financing costs and $30.5 million related to the fair market value of our outstanding derivative instruments.

At December 31, 2015, our total financial debt was $650.5 million, consisting of $652.6 million in long-term debt, of which $469.5 million related to the 2023 notes, including the original issue discount and $158.8 million related to the 2016 notes, $22.5 million in other long-term borrowings and $5.6 million in capital lease obligations. The amount of long-term debt was offset by $3.8 million related to deferred financing costs and $2.5 million in short-term debt, partially offset by $4.6 million related to the fair market value of our outstanding derivative instruments (net of the liability portion amounting to $2.1 million).

Cash and cash equivalents were $194.8 million at December 31, 2016 and $112.5 million at December 31, 2015.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$164,189	$112,689	$193,091
Net cash provided by (used in) investing activities	23,018	(60,115)	(168,964)
Net cash (used in) provided by financing activities	(112,995)	(42,263)	1,184
Effect of exchange rate changes on cash and cash equivalents	8,072	(36,822)	(61,929)
Increase (decrease) in cash and cash equivalents	82,284	(26,511)	(36,618)

Operating Activities

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands of U.S. dollars)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$78,810	$(51,633)	$(109,333)
Non-cash charges and credits	29,160	147,739	260,036
Changes in assets and liabilities	56,219	16,583	42,388
Net cash provided by operating activities	164,189	112,689	193,091

For the year ended December 31, 2016, net cash provided by operating activities was $164.2 million, compared to $112.7 million in 2015. The $51.5 million increase is mainly attributable to the increase in net income adjusted for non-cash charges of $11.9 million and the positive change in assets and liabilities of $39.6 million.

For the year ended December 31, 2015, net cash provided by operating activities was $112.7 million, compared to $193.1 million in 2014. The $80.4 million decrease is mainly attributable to lower net income adjusted for non-cash charges of $54.6 million and the negative change in assets and liabilities of $25.8 million.

Investing Activities

New restaurant investments are primarily concentrated in markets with opportunities for long-term growth and returns on investment above a pre-defined threshold that is significantly above our cost of capital. Average development costs vary widely by market depending on the types of restaurants built and the real estate and construction costs within each market and are affected by foreign currency fluctuations. These costs, which include land, buildings and equipment, are managed through the use of optimally sized restaurants, construction and design efficiencies and the leveraging of best practices.

The following table presents our cash provided by (used in) investing activities by type:

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(92,282)	$(90,964)	$(169,813)
Purchases of restaurant businesses paid at acquisition date	—	(1,091)	(825)
Proceeds from sales of property and equipment and related advances	88,380	19,738	3,237
Proceeds from sale of restaurant businesses and related advances	25,090	3,861	1,938
Loans collected from / (granted to) to related parties	1,800	9,702	(2,500)
Others, net	30	(1,361)	(1,001)
Net cash provided by (used in) investing activities	23,018	(60,115)	(168,964)

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands of U.S. dollars)
New restaurant	$27,756	$26,376	$96,798
Existing restaurants	47,198	38,714	53,887
Other(1)	17,328	25,874	19,128
Total property and equipment expenditures	92,282	90,964	169,813

(1)       Primarily corporate equipment and other office expenditures.

In 2016, net cash provided by investing activities was $23.0 million, compared to an expenditure of $60.1 million in 2015. This variation of $83.1 million was primarily attributable to higher proceeds from sales of property and equipment and related advances ($68.6 million) and from sale of restaurant businesses and related advances ($21.2 million) associated with our asset monetization plan. This was partially offset by higher property and equipment expenditures ($1.3 million) and lower collections of loans granted to our related parties ($7.9 million).

Property and equipment expenditures increased by $1.3 million, from $91.0 million in 2015 to $92.3 million in 2016. The increase in property and equipment expenditures is explained by a higher investment in new restaurants ($1.4 million), as well as in existing restaurants ($8.5 million). In 2016, we opened 33 restaurants and closed 18 restaurants.

Proceeds from sales of property and equipment and related advances increased by $68.6 million to $88.4 million in 2016, as compared to 2015, primarily as a consequence of sales in Mexico and Argentina, as part of the Company’s asset monetization plans.

Proceeds from sales of restaurant businesses and related advances increased $21.2 million, mainly as a result of the conversion of company-operated restaurants into franchised restaurants mainly in Brazil, as part of the Company’s asset monetization plans.

In 2015, net cash used in investing activities was $60.1 million, compared to $169.0 million in 2014. This $108.9 million decrease in net cash used was primarily attributable to lower property and equipment expenditures ($78.8 million), higher proceeds from sales of property and equipment and related advances ($16.5 million), higher proceeds from sale of restaurant businesses ($1.9 million) and the collection of loans of related parties ($12.2 million). This was partially offset by lower other investing activities ($0.4 million) and lower purchases of restaurant businesses ($0.3 million).

Property and equipment expenditures decreased by $78.8 million, from $169.8 million in 2014 to $91.0 million in 2015. The decrease in property and equipment expenditures is explained by a lower investment in new restaurants ($70.4 million), mainly due to the decrease in restaurants openings, as well as in existing restaurants ($15.2 million). In 2015, we opened 36 restaurants and closed 16 restaurants.

Proceeds from sales of restaurant businesses increased $1.9 million, mainly as a result of the conversion of company-operated restaurants into franchised restaurants in Brazil, Chile and Argentina.

Proceeds from sales of property and equipment and related advances increased by $16.5 million to $19.7 million in 2015, as compared to 2014, primarily as a consequence of advances received on property sales in Mexico, as part of the Company’s asset monetization plans.

In addition, in 2015 and 2014 we used $1.1 million and $0.8 million, respectively, to convert franchised restaurants into Company-operated restaurants. We paid for purchases in Mexico ($0.5 million) and in Argentina ($0.6 million) in 2015 and a purchase in Puerto Rico in 2014 ($0.8 million). Payments were also made in 2015 and 2016 in connection with this sale.

Financing Activities

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands of U.S. dollars)
Proceeds from secured loan agreement	$167,262	$—	$—
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	—	(12,509)	(50,036)
Net collections (payments) of derivative instruments	(6,268)	19,817	—
Purchase of 2023 Notes	(80,800)	—	—
Purchase and repayment of 2016 Notes	(181,156)	(11,710)	—
Issuance of other long-term debt	—	—	33,267
Net short-term borrowings	(2,488)	(29,043)	26,296
Other financing activities	(9,545)	(8,818)	(8,343)
Net cash (used in) provided by financing activities	(112,995)	(42,263)	1,184

Net cash used in financing activities was $113.0 million in 2016, compared to $42.3 million provided in 2015. The $70.7 million increase in the amount of cash used in financing activities was primarily attributable to the purchase of 2016 notes and payments in connection with the final maturity of the 2016 notes amounting to $169.4 million, the purchase of 2023 notes in 2016 for $80.8 million and higher payments on derivative instruments amounting to $26.1 million. This was partially offset by the proceeds from the 2016 Secured Loan Agreement amounting to $167.3 million, lower short term borrowings amounting to $26.6 million and the impact of no dividend payments during 2016.

Net cash used in financing activities was $42.3 million in 2015, compared to $1.2 million provided in 2014. The $43.4 million decrease in the amount of cash provided by financing activities was primarily attributable to the decrease in short-term borrowings and other long-term debt for $55.3 million and $33.3 million, respectively, and the purchase of the 2016 notes in 2015 for $11.7 million. This was partially offset by lower dividend payments in 2015 amounting to $37.5 million and the net collection of derivative instruments for $19.8 million.

The 2016 Secured Loan Agreement

On March 29, 2016, our Brazilian subsidiary, Arcos Dourados Comércio de Alimentos Ltda. (“Arcos Comércio”), entered into a secured loan agreement with Citibank N.A., Bank of America N.A., Itau BBA International plc, JPMorgan Chase Bank, N.A. and Banco Santander (Brasil) S.A., Cayman Islands Branch, as initial lenders, under which Arcos Comércio received total proceeds of $167.3 million (R$613.9 million as of the signing date). Each loan under the 2016 Secured Loan Agreement bears interest at the following annual interest rates:

Lender	Annual Interest Rate
Citibank N.A.	3M LIBOR + 2.439%
Itau BBA International plc	5.26%
Banco Santander (Brasil) S.A., Cayman Islands Branch	4.7863%
Bank of America N.A.	3M LIBOR + 4.00%
JPMorgan Chase Bank, N.A.	3M LIBOR + 3.92%

In order to fully convert each loan under the second loan agreement into Brazilian reais, Arcos Comércio entered into five cross-currency interest rate swap agreements with the local subsidiaries of the same lenders, to fully hedge the principal and interest cash flows of each of the loans under the secured loan agreement. Consequently, the loan was fully converted into Brazilian reais at a rate of 3.67 reais per U.S. dollar, amounting to R$613.9 million. All the terms of the cross-currency interest rate swap agreements match the terms of the secured loan agreement.

Considering the cross currency interest rate swap agreements, the final interest rate of the secured loan agreement is the Interbank Market reference interest rate (or “CDI” in Brazil), plus 4.50% per year. Interest payments are made quarterly, beginning June 2016, and principal payments will be made semi-annually, beginning September 2017. The secured loan matures on March 30, 2020 and periodic payments of principal are required: 10% of principal in September 2017; 15% in March and September 2018; and 20% in March and September 2019 and March 2020. There are no prepayment penalties.

The loan is fully and unconditionally guaranteed on a senior secured basis by certain subsidiaries, and secured by (i) certain credit and debit card receivables arising from sales in certain Brazilian restaurants operated by Arcos Comércio; and (ii) the positive mark to market of the cross currency interest rate swap agreements. The secured loan ranks at least pari passu in right of payment with all other unsubordinated and unsecured indebtedness of Arcos Comércio and the guarantors.

The loan proceeds were primarily used to repay the Company’s 2016 notes. We incurred $3.2 million of financing costs related to the 2016 Secured Loan Agreement, which were capitalized as deferred financing costs and are being amortized over the life of the loan. For more information on the 2016 notes, see “—The 2016 Notes”.

The secured loan agreement includes customary covenants including, among others, restrictions on the ability of Arcos Comércio, the guarantors and certain material subsidiaries to: (i) pay dividends; (ii) create liens; (iii) sell certain real estate assets; (iv) enter into sale and lease-back transactions; (v) pay interest or principal on intercompany loans; and (vi) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions.

Under the secured loan agreement, we must maintain (i) a Consolidated Net Indebtedness to EBITDA ratio (as defined therein) lower than (a) 3.5 to 1 as of the last day of the fiscal quarter ended March 31 and June 30, 2016, (b) 3.25 to 1 as of the last day of the fiscal quarter ended September 30, 2016 and (c) 3.0 to 1 as of the last day of the fiscal quarter ended December 31, 2016 and thereafter; and (ii) an EBITDA to Consolidated Interest Expense Ratio (as defined therein) greater than 2.5 to 1 as of the last day of any fiscal quarter. As of December 31, 2016, our Consolidated Net Indebtedness Ratio and Interest Expense Ratio were 1.90 and 3.11, respectively, and thus we are currently in compliance with this covenant. Arcos Comércio must maintain an Adjusted Net Indebtedness to EBITDA Ratio lower than 2.0 to 1 as of the last day of any fiscal quarter. The calculation of Adjusted Net Indebtedness for Arcos Comércio shall exclude any intercompany indebtedness. As of December 31, 2016, Arcos Comércio’s Consolidated Net Indebtedness Ratio was 0.96 and thus it is currently in compliance with this covenant.

The secured loan agreement also provides for customary events of default, which, if any of them occurs, would permit or require the principal and interest on all of the outstanding amount to be due and payable immediately.

Revolving Credit Facilities

On August 3, 2011, our subsidiary, Arcos Dorados B.V., entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million. On August 31, 2013, Arcos Dorados B.V. renewed the revolving credit facility for $75 million maturing on August 3, 2015. On July 30, 2015, we renewed this facility for $50 million maturing on August 3, 2016. On August 1, 2016, we renewed this revolving credit facility for up to $25 million maturing on August 3, 2017. The obligations of Arcos Dorados B.V. under the revolving credit facility are jointly and severally guaranteed by certain of our subsidiaries on an unconditional basis. This revolving credit facility will permit us to borrow money from time to time to cover our working capital needs and for other lawful general corporate purposes.

On August 31, 2015, the Company entered into a revolving credit facility with JPMorgan Chase Bank, N.A., for up to $25 million maturing on October 1, 2016. On November 10, 2016, Arcos Dorados B.V. entered into a new revolving credit facility with JPMorgan Chase Bank, N.A. for up to $25 million maturing on November 10, 2017.

Each loan made to Arcos Dorados B.V. under the revolving credit facility will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The obligations of Arcos Dorados B.V. under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of Arcos Dorados B.V., the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) permit the consolidated net indebtedness to EBITDA ratio to be greater than 3.0 to 1 as of the last day of the fiscal quarter ended December 31, 2016 and thereafter. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the relevant lender to terminate its obligation to provide loans under the relevant revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of December 31, 2016, the mentioned ratio was 1.64 and thus we are currently in compliance with the ratio under both revolving credit facilities.

As a result of the Company’s decision to change the exchange rates used for remeasurement of its bolivar-denominated assets and liabilities and operating results in Venezuela, we were not in compliance with the indebtedness to EBITDA ratio under the revolving credit facility as of June 30, 2014. At such date our consolidated indebtedness to EBITDA ratio was 2.73. However, on July 28, 2014, we reached an agreement with Bank of America, N.A. to change the consolidated net indebtedness to EBITDA ratio from 2.5 to 1 to 3.0 to 1. On July 30, 2015, we further amended the Revolving Credit Facility to change such ratio from 3.0 to 1 to 3.5 to 1.

On March 29, 2016, Arcos Comércio entered into the 2016 Secured Loan Agreement, which is secured by certain credit and debit card receivables derived from certain of its restaurants. As the assumption of liens is restricted under the revolving credit facilities, on March 16, 2016, the lenders granted us a waiver for any event of default that may occur in connection with these agreements solely due to entry into the 2016 Secured Loan Agreement.

2016 Notes

In July 2011, we issued R$400 million aggregate principal amount of notes due 2016 bearing interest of 10.25% per year, payable in U.S. dollars, which we refer to as the 2016 notes. In addition, on April 24, 2012, we issued an additional R$275 million aggregate principal amount of the 2016 notes at a price of 102.529%. The 2016 notes are denominated in reais, but payment of principal and interest will be made in U.S. dollars. The 2016 notes matured on July 13, 2016. Interest was paid semiannually in arrears on January 13 and July 13 of each year.

The 2016 notes were listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

During November 2015 and January 2016, we redeemed a portion of the outstanding principal amount of its 2016 notes. Furthermore, on April 8, 2016, we launched a cash tender offer for any and all of the outstanding 2016 notes at a redemption price equal to 97%, which expired on May 5, 2016. The holders who tendered their 2016 notes prior to April 21, 2016 received a redemption price equal to 100%. The results related to the cash tender offer and the accelerated amortization of the related to deferred financing cost were recognized as interest expense in the income statement. On July 13, 2016, the remaining 2016 notes matured and we paid the outstanding principal amount of R$200,991 (equivalent to $60,965) plus accrued and unpaid interest amounting to R$10,301 (equivalent to $3,124) related to the Notes.

The following table presents information related to the purchase and repayments of the principal of the 2016 Notes:

		Amount
Date	Redemption price	R$	$
November 25, 2015	93.75%	40,000	9,995
November 30, 2015	93.75%	7,039	1,715
January 29, 2016	97.75%	1,180	288
April 21, 2016	100.00%	421,765	118,797
May 5, 2016	97.00%	4,025	1,106
July 13, 2016	100.00%	200,991	60,965
Total		675,000	192,866

2023 Notes

In September 2013, we issued senior notes for an aggregate principal amount of $473.8 million under an indenture dated September 27, 2013, which we refer to as the 2023 notes. The total aggregate principal amount of the 2023 notes consists of $375 million issued for cash and $98.8 million issued in exchange for the 7.5% senior notes due 2019 issued by Arcos Dorados B.V. in October 2009 (the “2019 notes”) that were properly tendered (and not validly withdrawn) pursuant to a tender offer, exchange offer and consent solicitation we launched in September 2013 (the “2013 Tender and Exchange Offer). The 2023 notes mature on September 27, 2023 and bear interest of 6.625% per year. Interest is paid semiannually on March 27 and September 27. The proceeds from the issuance of the 2023 notes were used to pay the principal and premium on the 2019 notes in connection with the 2013 Tender and Exchange Offer, to repay certain of the short-term indebtedness we had with Banco Itaú BBA S.A., to unwind a cross-currency interest rate swap with Bank of America, N.A. and for general corporate purposes.

The 2023 notes are redeemable at our option at any time at the applicable redemption price set forth in the indenture.

The 2023 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2023 notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

The indenture governing the 2023 notes limits our and our subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2023 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2023 notes to be due and payable immediately.

On June 1, 2016, we launched a cash tender offer to purchase up to $80 million of the outstanding 2023 notes at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 notes prior to June 14, 2016 received a redemption price equal to 101%. As a result of this transaction, we redeemed 16.89% of the outstanding principal amount of the 2023 notes. The total payment was $80.8 million (including $0.8 million of early tender payment) plus accrued and unpaid interest. The results related to the cash tender offer and the accelerated amortization of the related deferred financing cost were recognized as interest expense in the income statement.

On March 16, 2017, we announced the commencement of a second tender offer to purchase for cash up to U.S.$80 million aggregate principal amount of the properly tendered (and not validly withdrawn) outstanding 2023 notes (the “2017 Tender Offer”). The Tender Offer 2017 Tender Offer is set to expire on April 12, 2017.

The 2023 notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

We may issue additional 2023 notes from time to time pursuant to the indenture governing the 2023 notes.

C.       Research and Development, Patents and Licenses, etc.

We have not had significant research and development activities for the past three years because we rely primarily on McDonald’s research and development. McDonald’s operates research and development facilities in the United States, Europe and Asia, and independent suppliers also conduct research activities that benefit McDonald’s and us. Nevertheless, we have developed certain menu items, such as Almuerzos Colombianos in Colombia, to better tailor our product offerings to local tastes and to provide our customers with additional food options.

D.       Trend Information

Our business and results of operations have recently experienced the following trends, which we expect will continue in the near term:

•	Social upward mobility in Latin America and the Caribbean: Historically, our sales have benefited, and we expect to continue to benefit, from our Territories’ population size, younger age profile and improving socio-economic conditions when compared to more developed markets. This has led to a modernization of consumption patterns and increased affordability of our products across socio-economic segments, leading to greater demand for our products. While consumer behavior will continue to be cyclical and dependent on macroeconomic activity, we expect to continue to benefit from this trend in the long term.

•	Decline in free time: More single-parent and dual-earner households have increased the demand for the convenience offered by eating out and takeout food.

•	Product offerings: Our beverages, core meals, desserts, breakfast, reduced calorie and sodium products, and value menu item offerings have been popular among customers and—combined with our revenue management—have helped us remain relevant with our customers.

•	Increased competition in some markets: The popularity of the QSR concept in Latin America has attracted new competitors. Even though we have been able to protect our market share in many of these markets, we have seen a reduction in pricing flexibility and have increased the focus of our marketing efforts on value offerings.

•	Macroeconomic deterioration and increasing uncertainty in Latin America and the Caribbean: Our business and results of operations have been impacted by increasingly negative macroeconomic and consumer trends in some of our main markets. The lower rate of economic growth and reduced rates of consumption are expected to continue in the short term.

•	Inflationary environment: Over the last few years, we have been able through our revenue management strategy to partially mitigate cost increase tied to inflation. However, inflation has been, and will continue to be, an important factor affecting our results of operations, specifically impacting our labor costs, food and paper costs, occupancy and other operating expenses and general administrative expenses.

•	Increased volatility of foreign exchange rates and impact of currency controls: Our results of operations have been impacted by increased volatility in foreign exchange rates in many of the Territories, particularly the significant devaluation of local currencies against the U.S. dollar. We expect that foreign exchange rates will continue to be an important factor affecting our foreign currency exchange results and the “Accumulated other comprehensive loss” component of shareholders’ equity and, consequently, our results of operations and financial condition.

E.       Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.       Tabular Disclosure of Contractual Obligations

The following table presents information relating to our contractual obligations as of December 31, 2016.

	Payment Due by Period
Contractual Obligations	Total	2017	2018	2019	2020	2021	Thereafter
	(in thousands of U.S. dollars)
Capital lease obligations(1)	$6,214	$1,098	$1,047	$1,047	$556	$513	$1,953
Operating lease obligations	953,523	142,152	126,708	112,017	100,577	85,686	386,383
Contractual purchase obligations(2)	134,098	111,208	14,054	6,941	1,795	62	38
2023 notes(1)(3)	576,376	26,087	26,087	26,087	26,087	26,087	445,941
Secured loan agreement(1)(3)	186,592	25,394	56,823	70,480	33,895	—	—
Other long-term borrowings(1)	34,889	4,595	5,238	5,074	4,772	4,449	10,761
Derivative instruments	30,491	19,876	13,038	4,088	(875)	1,581	(7,217)
Total	$1,922,183	$330,410	$242,995	$225,734	$166,807	$118,378	$837,859

(1)	Includes interest payments.

(2)	Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by us. This type of purchase obligation represents $68.5 million of contractual obligations for 2017 only.

(3)	Does not include the impact of the deferred financing costs, the fair value adjustment related to the 2016 Secured Loan Agreement and the net discount related to the issue of the 2023 notes.

The table set forth above excludes projected payments on our restaurant opening and reinvestment plans pursuant to the MFAs in respect of which we do not yet have any contractual commitments.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 3. LEGAL PROCEEDINGS

Puerto Rican Franchisees

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries, which the Company purchased during the acquisition of the LatAm business (the “Puerto Rican franchisees lawsuit”). The lawsuit originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs’ attorney’s fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorney’s fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to the Company as part of the Acquisition of the LatAm business, are governed by the Dealers’ Act of Puerto Rico, or “Law 75”, a Puerto Rican law that limits the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the Commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. On July 20, 2011, the Court of First Instance adopted the Commissioner’s determination with respect to the application of Law 75. This determination is an interlocutory determination that defines the legislation applicable to the franchisee rights and obligations. Law 75 will be the applicable law during the trial process. After the trial conclusion, the Company can still reiterate in appeal the position that Law 75 does not apply to the franchised agreements. The franchisees will still need to demonstrate and prove that the franchisor has breached their respective contracts. Therefore, no provision has been recorded regarding this lawsuit because the Company believes that a final negative outcome has a low probability of occurrence.

Both parties have concluded discovery and the pretrial hearing was held on August 30, 2012. The trial commenced on September 10, 2012 and was heard by the court-assigned commissioner. At the end of 2014, plaintiffs finished their presentation of evidence and we have not yet started our presentation of evidence. We anticipate that the Commissioner will issue a recommendation of resolution to the Court of First Instance during 2017.

During 2014, another franchisee filed a complaint (the “related Puerto Rican franchisee lawsuit”) against us and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiff’s attorney’s fees. Although this case is in its early stages, we believe that a final negative resolution has a low probability of occurrence, since its close resemblance to the Puerto Rican franchisees lawsuit.

Furthermore, on March 26, 2010, we filed a collection claim against Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by our franchisees that meets periodically to coordinate the development of promotional and marketing campaigns, for the reimbursement of the monetary contribution made during August 2007. On June 15, 2010, PROA, also known as the cooperative, filed a third party complaint and counterclaim (the “PROA claim”) against us and other third party defendants, in the amount of $31 million. At that time, the association was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit, described above. PROA’s complaint requests breach of contract for withdrawing from the association (PROA’s position is that we cannot resign to the cooperative) and collection of past contributions, among others. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that we must participate and contribute funds to the association. However, the Court did not specify any amount for which we should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. We are opposing this claim vigorously because we believe that there is no legal basis for it considering: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, and (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments. Based on the above, we believe that a negative final outcome has a low probability of occurrence and, consequently, no provision has been recorded.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

Brazilian Labor Litigation

In August 2012, the Labor Prosecutor’s Office of the State of Pernambuco (Ministério Público do Trabalho do Estado de Pernambuco) in Brazil filed a civil complaint against us in the Labor Court of Pernambuco (Justiça do Trabalho de Pernambuco) in order to (i) compel us to change the variable work schedule applicable to our 14 restaurants in Pernambuco, which is a state in northeastern Brazil, to a fixed work schedule, (ii) seek fines of R$3,000 per employee per month for alleged noncompliance with labor laws related to, for example, overtime payment, breaks between workdays, night shift premiums, duration of breaks and weekly rest time, (iii) seek a penalty of R$20,000 related to the non-exhibition of documentation relating to audit labor inspections and (iv) seek collective damages of R$30,000,000 related to the variable work schedule practices in Pernambuco in recent years. The first hearing was scheduled for March 21, 2013.

On February 22, 2013, the Labor Prosecutor’s Office of Pernambuco filed an additional petition seeking the extension of the original complaint throughout Brazil and increasing the amount of collective damages requested from R$30,000,000 to R$50,000,000. The Labor Prosecutor’s Office of the State of Pernambuco also added a demand that all employees should be allowed to bring their own meals for consumption during breaks in our restaurants.

On March 19, 2013, the Labor Court of Pernambuco ruled that we are required to implement a fixed work schedule for all of our employees in Brazil, with the exception of the regions (which represent approximately 80% of our employees in Brazil) where we have already signed a commitment or have obtained favorable legal decisions. The Labor Court of Pernambuco also held that our employees should be allowed to bring their own meals and approved the fine of R$3,000 for alleged noncompliance with labor laws, as described above, and the penalty of R$20,000 related to the non-exhibition of documentation relating to audit labor inspections.

On March 21, 2013, at a hearing before the Labor Court of Pernambuco, we agreed with the Labor Prosecutor’s Office of the State of Pernambuco to the following terms:

•	our commitment to implement a fixed work schedule in Brazil;

•	our commitment to comply with overtime payment, breaks between workdays, night shift premiums, duration of breaks, and weekly rest time requirements, among others requirements;

•	a reduction of the fine for proved alleged noncompliance with the abovementioned items from R$3,000 to R$2,000 per employee per month;

•	a reduction of the penalty for the non-exhibition of documentation relating to audit labor inspections from R$20,000 to R$2,000;

•	the temporary stay for 60 days of the requirement to allow employees to bring their own meals;

•	non-recognition of collective damages, provided that we will pay an amount of R$1.5 million in cash to the states of Pernambuco, Rio de Janeiro and Paraná (R$0.5 million each) on June 21, 2013 and we will incur an aggregate amount of R$6.0 million over the course of four years (R$1.5 million in January of each of 2014, 2015, 2016 and 2017) in advertising as part of a national communications campaign for educational or health purposes to be determined by the Labor Prosecutor’s Office of the State of Pernambuco by June 2013.

The claim to guarantee the payment of the minimum wage independently of working hours is currently on hold but will continue to be subject to legal discussion. No provision has been recorded regarding this claim because we believe that a final negative resolution has a low probability based on the fact that this labor practice complies with prevailing laws and regulations. The Labor Prosecutor has begun audits in order to confirm compliance with the terms of the settlement. Pursuant to the terms of the settlement, on June 21, 2013 we paid an aggregate amount of R$1.5 million in cash to the states of Pernambuco, Rio de Janeiro and Paraná (R$0.5 million each). On February 24, 2014, we and the Labor Prosecutor agreed on the schedule and terms relating to the payment of up to an aggregate amount of R$1.5 million throughout 2014 to fund communications campaigns for the Labor Prosecutor’s Office of the State of Pernambuco. On March 3, 2015 we and the Labor Prosecutor also came to an agreement over the designation of the R$1.5 million we gave to a communication campaign sponsored by the Labor Prosecutor’s Office of the State of Pernambuco, called “MPT Journalism Award 2015.” The payments were made at the time of each campaign, in order to comply with the terms of the settlement. On April 5, 2016 we were informed by the Labor Ministry Prosecutor that the provisioned amount of R$1.5 million will also be destined to its communication campaign “MPT Journalism Award 2016.” We have requested information from the Labor Prosecutor’s Office regarding payment of the 2017 installment, but have still not received the relevant guidance. A hearing was scheduled for September 12, 2016 to terminate the discovery phase and issue a ruling on the pleas related to payment of the minimum wage for employees who do not work full time, as well as the possibility of employees bringing their own meals and not the meals provided by the Company. However, the hearing was cancelled due to an audit carried out by the Labor Prosecutor’s Office to verify compliance with the settlement. There were no new developments in this case as a result of this audit.

In parallel with the judicial case, on December 2016, an administrative assessment of compliance with the settlement was initiated by a team composed of Labor Prosecutors. A preliminary report was issued on December 1, 2016. On December 13, 2016, an administrative hearing was held at the Labor Prosecutor’s headquarters in São Paulo, in which the Labor Prosecutor emphasized the preliminary nature of the report and granted us the opportunity to submit information, explanations and documents relating to compliance with the settlement. We expect to deliver this information on March 15, 2017. The documents to verify the company’s compliance with the settlement for the period ranging between December 2015 and March 2017 must be delivered on April 20, 2017.

Sinthoresp – Brasília

On February 23, 2015, a coalition of labor unions filed a lawsuit against us. The coalition alleges that we have defaulted on our obligations to our employees with a variety of inadequate working conditions such as an unhealthy working environment, consolidation of employee tasks, failure to pay the legal minimum wage or wages established through collective bargaining agreements, time-card fraud, failure to regularly collect contributions to the Mandatory Severance Pay Fund (FGTS), failure to grant legally-mandated meal and rest periods, failure to pay corresponding overtime, provision of sandwiches as the shift meal, failure to pay contracted amounts for recession of contracts, failure to supply the documents necessary to withdraw FGTS payments, and failure to provide the social security and termination of employment documents required under Brazilian law.

The plaintiffs argue that the alleged practices are a form of “social dumping,” a cause of action under the commercial law characterized by practices seeking to obtain a significant reduction in production costs resulting in unfair competition. The plaintiffs have requested an order requiring: (i) immediate rectification of the alleged practices; (ii) an injunction against opening any new restaurants until compliance with the labor practices is demonstrated; (iii) damages for pain and suffering equal to an amount between 1% and 30% of gross income; (iv) that the Economic Defense Administrative Council – CADE be placed on notice of these conditions; and (v) service of process to the Labor Prosecutor to require it to follow up on the lawsuit.

The lawsuit is currently before the 22nd DF Labor Court in Brasilia. On March 6, 2015, the Labor Court denied the coalition’s requests (i) to enjoin the allegedly unfair labor practices and (ii) that we not be permitted to open any new restaurants in Brazil. The first defense hearing was held on November 4, 2015 and the discovery hearing was held on May 11, 2016. Production of oral evidence was denied and a hearing for closure of the discovery phase was held on August 24, 2016. At this new hearing, the date for issuing a judgment in this case was scheduled for December 19, 2016. However, after several postponements, the date for issuing the judgment was rescheduled for April 28, 2017.

Civil Complaint 0528900-98.2006.5.02.0080

On December 13, 2006, a civil complaint was filed by the Labor Prosecutor’s Office in São Paulo, questioning our compliance with rules related to sanitary surveillance, workers’ health and safety, work ergonomics and working hours. After a preliminary injunction was granted for compliance with issues related to relevant rules cited in the complaint, an agreement (the “TAC”) was entered into between the company and the Labor Prosecutor’s Office that provides for a daily fine of R$5,000 for non-compliance with the TAC provisions. The full contents of the TAC were ratified by the Labor Court on March 16, 2007.

On October 18, 2010, we entered into a new agreement with the Labor Prosecutor’s Office in São Paulo, which maintained the previous commitments assumed by us in the TAC, but also included an obligation to annually pay R$1,300,000 (as adjusted on a yearly basis from 2011 to 2019) towards the financing of campaigns against child labor and to make a one-time contribution in the amount of R$1,500,000 to the São Paulo’s Medical University’s Foundation. Furthermore, according to the agreement, the company was required to file a schedule for the compliance with the obligations set forth in the TAC. The company has been in compliance with this agreement, which will remain in effect through 2019.

In parallel with the judicial lawsuit’s developments, the Labor Prosecutor’s Office initiated an administrative audit regarding the company’s compliance with the TAC. On November 2016, alleged violations of the TAC were identified. The company was notified and an administrative hearing was scheduled for March 13, 2017 before the Labor Prosecutor’s Office.

Retained Lawsuits and Contingent Liabilities

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2016 we maintained a provision for contingencies amounting to $36.7 million ($26.1 million as of December 31, 2015), which is disclosed net of judicial deposits amounting to $18.6 million ($5.5 million as of December 31, 2015) that we were required to make in connection with the proceedings. As of December 31, 2016, the net amount of $18.1 million was disclosed as follows: $0.8 million as a current liability and $17.3 million as a non-current liability. See Note 18 to our consolidated financial statements for more details.

Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit. As of December 31, 2016, the non-current portion of the provision for contingencies included $5.2 million ($3.5 million as of December 31, 2015) related to Brazilian claims that are covered by the indemnification agreement. As a result, we have recorded a current asset and non-current asset in respect of McDonald’s Corporation’s indemnity in our consolidated balance sheet. The current asset in respect of McDonald’s Corporation’s indemnity represents the amount of cash to be received as a result of settling certain Brazilian labor and tax contingencies.

Several of these proceedings have already been resolved successfully, either by a judicial decision or a cash settlement. The cash settlements were made pursuant to a recent reopening of a 2009 amnesty granted by the Brazilian federal government, in which McDonalds opted to participate. The amnesty was originally granted in 2009 as a way to reduce litigation with federal authorities and increase tax collection during the financial crisis. The amnesty allowed Brazilian taxpayers to settle federal tax debts under favorable conditions, including reduced penalties and interest and the ability to pay principal in up to 180 installments. In 2014, pursuant to an additional amnesty, such outstanding Brazilian federal tax debts were paid in full using mainly applicable tax loss carryforwards. The remaining retained proceedings are pending a final decision.

As of December 31, 2016, there are certain matters related to the interpretation of tax and labor law for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $89 million and $122 million.

Other Proceedings

In addition to the matters described above, we are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believe that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on our business, financial condition, or results of operations. However, in light of the uncertainties involved in these claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us; as a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and the level of our income for that period.

ITEM 4. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

In the ordinary course of our business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and the price of our primary supplies, and which may have an adverse effect on the value of our financial assets and liabilities, future cash flows and profit. As a result of these market risks, we could suffer a loss due to adverse changes in foreign exchange rates and the price of commodities in the international markets. In addition, we are subject to equity price risk relating to our share-based compensation plans. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks. We do not enter into market risk sensitive instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

Foreign Currency Exchange Rate Risk in 2016

We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, primarily the Brazilian reais, the Argentine peso and the Mexican peso, among others. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars. In order to partially mitigate the foreign exchange rate risk related to our long-term debt, we entered into certain derivative instruments. See Note 13 to our consolidated financial statements for more detail. Moreover, our continuing franchise fee payments to McDonald’s pursuant to the MFAs must be translated into and paid in U.S. dollars using the exchange rate of the last business day of the month, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to significant foreign exchange risk.

While substantially all our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports are denominated in U.S. dollars. Therefore, we are exposed to foreign currency exchange risk related to imports. We have entered into various forward contracts to hedge a portion of the foreign exchange risk associated with the forecasted imports of certain countries. See Note 13 to our consolidated financial statements for more details. In addition, we attempt to minimize this risk also by entering into annual and semi-annual pricing arrangements with our main suppliers.

We are also exposed to foreign exchange risk related to U.S. dollar-denominated intercompany balances held by certain of our operating subsidiaries with our holding companies, and to foreign currency-denominated intercompany balances held by our holding companies with certain operating subsidiaries. Although these intercompany balances are eliminated through consolidation, an adverse change in exchange rates could have a significant impact on our results through the recognition of foreign currency exchange losses in our consolidated income statement. To help mitigate some of these foreign currency exchange rate risks, we have entered into a cross-currency interest rate swap agreement, to hedge all the variability in a portion of the collection of principal and interest from an intercompany loan receivable denominated in Brazilian reais of our holding company, Arcos Dorados B.V. See Note 13 to our consolidated financial statements for more details.

A decrease of 10% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $10.6 million over (i) the cross-currency interest rate swap used to partially hedge the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais (R$111.6 million including accrued interest), (ii) the Brazilian reais-denominated intercompany net receivable held by our subsidiaries, Arcos Dorados B.V. and Latam LLC (R$482.3 million including accrued interest), and (iii) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $3.2 million as of December 31, 2016.

A decrease of 10% in the value of the Mexican peso against the U.S. dollar would result in a foreign exchange loss of $10.4 million, mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Mexico of $93.8 million as of December 31, 2016.

An increase of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $4.3 million over the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiaries in Uruguay of $39.1 million as of December 31, 2016.

An increase of 10% in the value of the Costa Rican Colones against the U.S. dollar would result in a foreign exchange loss of $2.3 million mainly related to the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiary in Costa Rica of $21.0 million as of December 31, 2016.

An increase of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $2.1 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $19.5 million as of December 31, 2016.

An increase of 10% in the value of the Chilean peso against the U.S. dollar would result in a foreign exchange loss of $1.7 million over the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiary in Chile of $15.7 million as of December 31, 2016.

Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2016 since there are no other significant intercompany balances exposed to foreign exchange risk.

We are also exposed to foreign currency exchange risk related to the currency translation of our Venezuelan operations. A depreciation of the Venezuelan bolívar against the U.S. dollar would result in a foreign currency exchange loss as a result of remeasuring monetary balances denominated in Venezuelan bolívares. See Note 22 to our consolidated financial statements for details about exchange controls affecting our operations in Venezuela.

Summary of Foreign Currency Exchange Rate Risk in 2015

A decrease of 10% in the value of the Brazilian real against the U.S. dollar would result in a net foreign exchange loss totaling $10.0 million over (i) the outstanding balance of the 2016 notes (R$659.0 million including accrued interest), (ii) the cross-currency interest rate swap used to partially hedge the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais (R$111.6 million including accrued interest), (iii) the Brazilian reais-denominated intercompany net receivable held by our subsidiaries, Arcos Dorados B.V. and Latam LLC (R$1,072.6 million including accrued interest), and (iv) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $33.7 million as of December 31, 2015.

An increase of 10% in the value of the Argentine peso against the U.S. dollar would result in a foreign exchange loss of $1.5 million mainly related to the intercompany payable denominated in Argentine peso held by our subsidiary Latam LLC (ARS$ 297.8 million) and the outstanding U.S. dollar-denominated intercompany payable held by our subsidiary in Argentina of $9.7 million as of December 31, 2015.

An increase of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $1.6 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $14.6 million as of December 31, 2015.

An increase of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $3.6 million over the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiaries in Uruguay of $32.2 million as of December 31, 2015.

Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2015 since there are no other significant intercompany balances exposed to foreign exchange risk.

We are also exposed to foreign currency exchange risk related to the currency translation of our Venezuelan operations. A depreciation of the Venezuelan bolívar against the U.S. dollar would result in a foreign currency exchange loss as a result of remeasuring monetary balances denominated in bolívares. See Note 22 to our consolidated financial statements for details about exchange controls affecting our operations in Venezuela.

Commodity Price Risk

We purchase our primary supplies, including beef, chicken, buns, produce, cheese, dairy mixes and toppings pursuant to oral agreements with our approved suppliers at prices that are derived from international market prices, local conversion costs and local tariffs and taxes. We therefore carry market risk exposure to changes in commodity prices that have a direct impact on our costs. We do not enter into futures or options contracts to protect ourselves against changes in commodity prices, although we may do so in the future. We attempt to minimize this risk by entering into annual and semi-annual pricing arrangements with our main suppliers. This allows us to provide cost predictability while avoiding the costs related to the use of derivative instruments, which we may not be able to pass on to our customers due to the competitive nature of the QSR industry.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 23, 2017